Exhibit 99.1

Barrick Delivers Strong Year-End Performance

While Advancing Key Growth Projects

TORONTO – FEBRUARY 12, 2025	NYSE: GOLD
ALL AMOUNTS EXPRESSED IN U.S. DOLLARS	TSX: ABX

Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) delivered a strong performance in Q4, increasing gold production by 15% and copper production by 33% over Q3 to meet its annual guidance for the year. Additionally, gold cost of sales1 and total cash costs2 for the quarter were reduced by 3% and 5%, respectively.

The results for the year, released today, report a 69% increase in net earnings to $2.14 billion, a 51% increase in adjusted net earnings3 to $2.21 billion and a 30% rise in attributable EBITDA4 to $5.19 billion for 2024 — the highest in over a decade. Year-on-year operating cash flow increased 20% to $4.49 billion and free cash flow5 more than doubled to $1.32 billion, driven by the stronger earnings. A quarterly dividend of $0.10 per share was maintained, bringing the total annual dividend paid to shareholders to $696 million, and a further $498 million was returned in buying back shares.

“Barrick remains focused on sustainable value creation for all our stakeholders and as our results today clearly demonstrate, we have the asset quality, balance sheet strength and organic growth projects to deliver on our vision well into the future,” said Barrick president and chief executive Mark Bristow.

CONTINUED ON PAGE 3

Key Performance Indicators

Best Assets…

Replaced depleted gold reserves at existing mines and added 13 million ounces attributable proven and probable reserves from Reko Diq[6]

Significant increases in production across all regions deliver higher Q4 gold production

Full year attributable gold production of 3.91 million ounces, in line with annual guidance

Quarter-on-quarter improvement at Pueblo Viejo across flotation, CIL2 circuit stability and recovery step up

Veladero delivers best production in last five years and successfully commissions Phase 7B leach pad

Increased Q4 copper production ensures delivery at midpoint of annual guidance

Engineering partners appointed for Lumwana and Reko Diq and on track with early works design and long lead item fabrication

Pueblo Viejo Naranjo TSF feasibility completed and drilling ongoing to validate design

New decline development commences at Bulyanhulu to access new reserves and increase mining flexibility

Significant drilling results at NGM, Reko Diq, Loulo, Tanzania and Kibali confirm quality pipeline of targets with progress on early-stage targets across Barrick’s expanding greenfields portfolio

Key Growth Projects…

Reko Diq and Lumwana Feasibility Studies add 13Mt of new attributable copper reserves (73Moz of gold equivalent ounces)[6,7,8]

Barrick’s Fourmile proceeds to prefeasibility study on back of successful drilling program

Lumwana expansion permitted and Reko Diq ESIA progresses

Leader in Sustainability…

48% reduction in LTIFR[9] and 20% reduction in TRIFR[9] year-on-year

Africa & Middle East region has again achieved its best Malaria Incident Rate (MIR) on record, lowering the MIR by a further 51% from 2023

824 hectares of concurrent rehabilitation completed in 2024 – exceeding target by 13%

Delivering Value…

20% increase in operating cash flow for 2024 to $4.5 billion

Free cash flow[5] for 2024 more than double 2023 at $1.3 billion

Net earnings per share of $0.57 and adjusted net earnings per share[3] of $0.46 for the quarter

Q4 share buyback increased to $354 million – brings total to $498 million for the year

$0.10 per share dividend declared with $1.2 billion in total shareholder returns in 2024

BARRICK YEAR-END 2024	2	PRESS RELEASE

Financial and Operating Highlights

Financial Results	Q4 2024	Q3 2024	2024	2023

Realized gold price[10,11] ($ per ounce)	2,657	2,494	2,397	1,948

Realized copper price[10,11] ($ per pound)	3.96	4.27	4.15	3.85

Net earnings[12] ($ millions)	996	483	2,144	1,272

Adjusted net earnings[3] ($ millions)	794	529	2,213	1,467

Attributable EBITDA[4] ($ millions)	1,697	1,292	5,185	3,987

Net cash provided by operating activities ($ millions)	1,392	1,180	4,491	3,732

Free cash flow[5] ($ millions)	501	444	1,317	646

Net earnings per share ($)	0.57	0.28	1.22	0.72

Adjusted net earnings per share[3] ($)	0.46	0.30	1.26	0.84

Total attributable capital expenditures[13,14] ($ millions)	758	583	2,607	2,363

Financial Position	As at 12/31/24	As at 9/30/24	As at 12/31/24	As at 12/31/23

Debt (current and long-term) ($ millions)	4,729	4,725	4,729	4,726

Cash and equivalents ($ millions)	4,074	4,225	4,074	4,148

Debt, net of cash ($ millions)	655	500	655	578

Operating Results	Q4 2024	Q3 2024	2024	2023

Gold

Production[10] (thousands of ounces)	1,080	943	3,911	4,054

Cost of sales[1,10] ($ per ounce)	1,428	1,472	1,442	1,334

Total cash costs[2,10] ($ per ounce)	1,046	1,104	1,065	960

All-in sustaining costs[2,10] ($ per ounce)	1,451	1,507	1,484	1,335

Copper

Production[10,15] (thousands of tonnes)	64	48	195	191

Cost of sales[10,16] ($ per pound)	2.62	3.23	2.99	2.90

C1 cash costs[10,17] ($ per pound)	2.04	2.49	2.26	2.28

All-in sustaining costs[10,17] ($ per pound)	3.07	3.57	3.45	3.21

CONTINUED FROM PAGE 1

Barrick’s North America and Africa and Middle East operations met their production guidance for the year, while in the Latin America and Asia Pacific region, a slower-than-expected ramp up at Pueblo Viejo meant the region delivered slightly below guidance despite a stellar performance from Veladero. Pueblo Viejo is planning further upgrades in 2025 to continue the improvement in throughput and recovery, starting with a planned 35-day shutdown in the first quarter of the year.

“During the fourth quarter, we made steady progress in ramping up operations at Pueblo Viejo, improving recovery, despite lower production on the back of a slight decrease in grade. At Veladero and Nevada Gold Mines, we boosted production and we closed the gaps at Kibali while strengthening the management team there. Additionally, we completed two major feasibility studies to advance the transformational Lumwana and Reko Diq projects, and also significantly increased our reserves and resources,” said Bristow.

Barrick continued its strong track record of reserve additions, growing attributable proven and probable gold mineral reserves by 17.4 million ounces18 (23%) before 2024 depletion. Attributable proven and probable gold mineral reserves now stand at 89 million ounces at 0.99g/t19, increasing from 77 million ounces at 1.65g/t20 in 2023. Copper mineral reserves grew by 224% year-on-year on an attributable basis, at more than 13% higher grade, to 18 million tonnes of copper at 0.45%19, from 5.6 million tonnes of copper at 0.39% in 2023.20 This resulted from the completion of the Lumwana and Reko Diq feasibility studies — affirming both projects as potential Tier One21 copper assets. Additionally, the wholly-owned Fourmile project is advancing to prefeasibility following a successful 2024 drilling program.

For 2025, attributable gold production is expected to be in the range of 3.15–3.5 million ounces, excluding production from Loulo-Gounkoto while it is temporarily suspended. Attributable copper production for 2025 is projected to increase from 195,000 tonnes in 2024 to 200,000–230,000 tonnes, driven by increased production at Lumwana.

Bristow said Barrick remains open to a constructive engagement with the Malian government and he continues to believe that a mutually beneficial solution can be found.

“While ongoing issues in Mali remain an investor concern, which have overly weighed on the share price, Barrick’s fundamental value proposition has never been stronger. As such, we have capitalized on the undervaluation of our shares by increasing our repurchases, and we have renewed our $1 billion share buyback program for the upcoming year,” said Bristow.

BARRICK YEAR-END 2024	3	PRESS RELEASE

“Our ability to self-fund our growth pipeline is a major strength and, unlike many of our peers, we won’t need costly mergers and acquisitions or to issue additional equity to grow production. Our focus on a quality Tier One21 asset portfolio, continuous talent development, growth potential, robust balance sheet and unparalleled track record in replacing the reserves we mine, are the key reasons why we should be the go-to stock,” he said.

Q4 2024 Results Presentation

Mark Bristow will host a live presentation of the results today at 11:00 EST, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

   Go to the webinar

   US/Canada (toll-free), 1 844 763 8274

   UK (toll), +44 20 3795 9972

   International (toll), +1 647 484 8814

The Q4 presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

In San Juan, Argentina, a team from Veladero brought a CAT 785B truck to the National Sun Festival for the community to see up close.

Barrick Reports Share Repurchases and Declares Q4 Dividend

Barrick today announced the declaration of a dividend of $0.10 per share for the fourth quarter of 2024. The dividend is consistent with the Company’s Performance Dividend Policy announced at the start of 2022.

The Q4 2024 dividend will be paid on March 17, 2025 to shareholders of record at the close of business on February 28, 2025.

In addition to the quarterly dividends, Barrick repurchased 28.675 million shares during the year under the share buyback program that was announced in February 2024, including 21 million shares during Q4 2024.

“The strong performance of our business has allowed us to provide significant returns to shareholders in 2024 through the combination of dividends and share buybacks, especially in the fourth quarter, at a compelling valuation. At the same time, Barrick continues to maintain one of the strongest balance sheets in the industry ensuring adequate liquidity to invest in our significant growth projects,” said senior executive vice-president and chief financial officer Graham Shuttleworth.

BARRICK YEAR-END 2024	4	PRESS RELEASE

Barrick Announces New Share Buyback Program

Barrick announced today that it plans to undertake a new share repurchase program for the buyback of its common shares.

Barrick’s Board of Directors has authorized a new program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months at prevailing market prices in accordance with applicable law. In connection with the new share repurchase program, Barrick has terminated the share repurchase program announced by the Company on February 14, 2024. The Company repurchased $498 million in common shares under its 2024 share repurchase program.

Under the program, repurchases can be made from time to time through published markets in the United States such as the New York Stock Exchange using a variety of methods, including open market purchases, as well as by any other means permitted under the rules of the U.S. Securities and Exchange Commission and other applicable legal requirements.

Barrick believes that, from time to time, the market price of its common shares trade at prices that may not adequately reflect their underlying value. The actual number of shares that may be purchased, if any, and the timing of such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

For 2025, Barrick’s attributable gold production is expected to be in the range of 3.15–3.5 million ounces, excluding production from Loulo-Gounkoto while it is temporarily suspended. Attributable copper production for 2025 is projected to increase from 195,000 tonnes in 2024 to 200,000–230,000 tonnes, driven by increased production at Lumwana.

Barrick Grows Gold and Copper Reserves Significantly,

Setting It Apart From Its Peers as It Positions for Growth

Barrick grew attributable proven and probable gold mineral reserves by 17.4 million ounces18 (23%) before 2024 depletion. Attributable proven and probable mineral reserves now stand at 89 million ounces at 0.99g/t19, increasing from 77 million ounces at 1.65g/t20 in 2023.

The year-on-year change was led by the conversion of Reko Diq resources to mineral reserves, adding 13 million ounces of gold at 0.28g/t19 on an attributable basis, following the completion of the feasibility study. Significantly, before the addition of Reko Diq, Barrick delivered a fourth consecutive year of replacing annual depletion at a 4% higher grade, continuing to demonstrate the results of an unremitting focus on asset quality and further extending the life of our existing operations.

BARRICK YEAR-END 2024	5	PRESS RELEASE

Since the end of 2019, Barrick has replaced more than 180%18 of the company’s depleted gold reserves, adding almost 46 million ounces18 of attributable proven and probable reserves (77 million ounces18 of proven and probable reserves on a 100% basis) across Barrick-managed assets.

Attributable measured and indicated gold resources for 2024 remain consistent, at 180 million ounces at 1.06g/t19, with a further 41 million ounces at 0.9g/t19 of inferred resources, up 5% from 2023.

At the same time, copper mineral reserves grew by 224% year-on-year on an attributable basis, at more than 13% higher grade to 18 million tonnes of copper at 0.45%19, from 5.6 million tonnes of copper at 0.39% in 2023.20 This resulted from the completion of the Lumwana and Reko Diq feasibility studies affirming both projects as Tier One21 Copper Assets. The Lumwana Super Pit Expansion feasibility study added 5.5Mt of Cu reserves to the project, resulting in proven and probable copper reserves of 8.3 million tonnes of copper at 0.52%.19 The Reko Diq feasibility study added 7.3 million tonnes of copper at 0.48%6 to attributable copper reserves. This represents an addition of more than 20 million tonnes19 of proven and probable copper reserves on a 100% basis since 2023.

Attributable measured and indicated copper resources for 2024 stand at 24 million tonnes19 of copper at 0.39%, with a further 3.9Mt19 of copper at 0.3% of inferred resources, reflecting the conversion and upgrade of copper mineral resources at Lumwana.

For 2024, mineral reserves are based on an updated gold price assumption of $1,400/oz22 and a consistent copper price of $3.00/lb.22 Mineral resources are reported inclusive of reserves and for 2024 are based on an updated gold price of $1,900/oz22 and a consistent copper price of $4.00/lb.22

President and chief executive Mark Bristow said Barrick’s strategy of investing in organic growth through exploration and mineral resource management has set the group apart from its peers within the industry, positioning Barrick as a champion for value creation as we continue to grow our production profile organically.

“In order for our industry to help build a better world, we have to invest in our own future, with transformational projects like the Lumwana Super Pit and Pueblo Viejo expansions, Reko Diq and Fourmile. Barrick’s vision for these projects extends beyond mining, ensuring the benefits of these investments provide multi-generational benefits to our host countries and local communities through the development of local service provider partnerships and investment in the sustainability of our operating environments,” said Bristow.

Mineral Resource Management and Evaluation Executive Simon Bottoms said that since the end of 2019, Barrick has successfully added 111 million ounces18 of attributable gold equivalent reserves at a cost of approximately $10 per ounce23, demonstrating the value proposition of our strategy.

“The company’s reserve prices of $1,400/oz for gold22 and $3.00/lb for copper22 are designed to extract the optimum value from our geologically defined orebodies whilst delivering the highest value, demonstrating the quality differentiation of our Tier One21 assets. This approach is complemented by our reserve replacement strategy, where we aim to add value by delineating ore body extensions and satellites at our long-term reserve prices rather than diluting the quality of our reserves through lifting reserve prices beyond the relative levels of cost inflation,” said Bottoms.

Gold mineral reserves in the Africa & Middle East region, after annual depletion, grew to 19 million ounces at 3.35g/t19 in 2024 from 18.8 million ounces at 3.24g/t20 in 2023. This was predominantly driven by both Bulyanhulu and Loulo-Gounkoto, with extensions of the high-grade Reef 2 and Yalea underground orebodies respectively, combined with growth of the Faraba open pit. Overall, this delivered a 2.3 million ounce19 increase in attributable proven and probable reserves across the region, before depletion. North Mara also contributed to the strong results through the extension of the Gokona underground and Gena open pit. At Kibali, the ongoing conversion drilling in the 9000 and 11000 lodes in KCD underground replaced 98% of depletion, with ongoing development to establish further underground drill platforms for 2025.

The Latin America & Asia Pacific region, led by Pueblo Viejo, replaced 115% of the regional 2024 gold reserve depletion before the addition of Reko Diq, which added 0.78 million ounces19 to attributable proven and probable reserves before depletion as a result of additional pit design pushbacks unlocked by the additional TSF capacity in the new Naranjo facility. Porgera grew attributable gold reserves by 22% year-on-year with the successful conversion of the open pit Link cutback adjacent to the West Wall cutback.

In North America, the ongoing growth programs at Turquoise Ridge, Leeville Underground in Carlin and the Reona cut-back in Phoenix, added 1.54 million ounces19 of gold to proven and probable reserves on an attributable basis before annual depletion, which were partially offset by reductions in Cortez driven by metallurgical model updates in Crossroads and Robertson. This resulted in attributable proven and probable mineral reserves for the region of 30 million ounces at 2.71g/t19, representing a more than 10% increase in the grade year-over-year (2.45g/t in 2023) as a result of the high-grade growth additions and reductions of low-grade at Cortez. At the same time, attributable gold measured and indicated mineral resources for the region now stands at 66 million ounces at 2.18g/t19, due to the removal of Long Canyon mineral resources, as the site is planned to progress into full closure during 2025. Meanwhile, attributable inferred gold mineral resources for the region grew to 21 million ounces at 3.3 g/t19, driven by Fourmile’s mineral resource24 growth in the southernmost portion of the orebody immediately adjacent to the existing Goldrush mine. Looking forward to 2025, Barrick plans to commence prefeasibility-study drilling at the end of the first quarter of 2025 which will target continued extension of the mineral resource along strike to the north, while also completing the foundational studies for the planned Bullion Hill northern access portal.

BARRICK YEAR-END 2024	6	PRESS RELEASE

The expansion project at Lumwana in Zambia will substantially increase the mine’s production capacity, extending its operational life by 17 years to 2057.

Transforming Lumwana Into a Top 25 Copper Producer

Barrick has completed a comprehensive feasibility study for the Super Pit Expansion at Lumwana in Zambia25, transforming the mine into a long-life, high yielding, Top 25 copper producer and Tier One21 copper mine, capable of contending with the volatility of the copper demand cycles.

The expansion will substantially increase the mine’s production capacity, extending its operational life by 17 years to 2057, and doubling the capacity of the processing plant from 27 million tonnes per annum (Mtpa) to a peak design of 54Mtpa — achieving an average copper output of 240,000 tonnes annually over the life of the mine, from a planned 52Mtpa process feed. Based on the feasibility study, the total project capital cost is estimated to be $2 billion.

Construction is set to begin in 2025, with the project promising substantial improvements in operational efficiency. The expansion has significantly grown Lumwana’s mineral reserves, increasing proven and probable copper reserves from 510 million tonnes at 0.58% for 3.0 million tonnes of contained copper as of year-end 2023 to 1,600 million tonnes at 0.52% for 8.3 million tonnes of contained copper as of year-end 2024.7 Notably, this expansion will replace the total copper produced by Lumwana since 2009 by over 400%.25

The project involves key infrastructure developments, including the expansion of existing mining operations at Chimiwungo and Malundwe, the opening of two new open pits at Kamisengo and Kababisa, and a substantial increase in mining capacity to 200Mtpa in 2026 and 300Mtpa in 2030. By 2039, the mine is projected to reach a maximum peak mining capacity of 350Mtpa, positioning Lumwana as the largest mine in Africa by total tonnes moved.

Technological advancements are central to the expansion, with plans to introduce high-level automation and modern process control systems. The parallel process circuit will enable substantial productivity improvements and reduced operating costs. A new pit-rim crusher and conveyor system will optimize hauling efficiency, cutting current ultra-class trucking haul cycles by at least 15%. The tailings storage facility will see a capacity increase from 360 million tonnes to two billion tonnes.

The expansion capitalizes on copper fundamentals and delivers a financially robust low capital intensity mine, with a projected cumulative operating cash flow of $36 billion and free cash flow of $15.2 billion5 over the mine’s life, based on a three-year trailing copper price of $4.03 per pound.25 The project will be self-funded by Barrick and current Lumwana operations, paying back the initial expansion capital in approximately two years after completion of the expansion at $4.03 per pound.

Environmental and social responsibility are key considerations of the project. Barrick has secured all necessary mining licenses over the entire project area and completed an Environmental and Social Impact Assessment, which was approved in November 2024. Additional permits are on schedule to be approved prior to construction. The Company is also investing up to $2 million through a REDD+ Project to offset environmental impacts, partnering with local chiefdoms and the Zambian government to conserve approximately 215,000 hectares of forest.

BARRICK YEAR-END 2024	7	PRESS RELEASE

Updated Feasibility Study Demonstrates

Reko Diq’s Transformative Potential

Barrick has completed the updated feasibility study for the Reko Diq project26, marking a significant milestone in the development of one of the world’s largest undeveloped copper-gold deposits. Reko Diq will be a major contributor to Pakistan’s economy which is expected to have a transformative impact on the Balochistan province.

Barrick’s share of the project represents 50%, with 25% held by three Pakistani state-owned enterprises and 25% held by the Government of Balochistan, of which 15% is on a fully funded basis and 10% is on a free carried basis.

The updated feasibility study outlines a 37-year mine life with a total estimated capital investment on a 100% basis of $8.83 billion, to be divided into two phases, with Phase 1 having an estimated total capital cost of $5.6-$6.0 billion (100% basis, exclusive of financing costs). On February 11, 2025, the Board of Directors conditionally approved the development of Phase 1 subject to the closing of up to $3 billion of limited recourse project financing. Assuming $3 billion of project financing, Barrick’s share of the total partner equity contribution required for the development of Phase 1 is expected to be $1.8-$2.0 billion.

Early works construction commenced during the first quarter of 2025, with first production anticipated by the end of 2028. The project will leverage five of the fifteen identified porphyry surface expressions within the current mining lease, highlighting substantial future growth potential.

Under the updated feasibility study, Phase 1 is planned to see 45 million tonnes of mill feed processed annually (Mtpa), ramping up to 240,000 tonnes of copper and 297,000 ounces of gold (on a 100% basis).26 By 2034, Phase 2 will expand operations to 90Mtpa, increasing annual production to an average of 460,000 tonnes of copper and 520,000 ounces of gold for the first ten years (2034-2043).26 2044 will see the peak mining rate of 250Mtpa and a life-of-mine strip ratio of 1.07.26

Probable mineral reserves, on a 100% basis, are 3,000 million tonnes at 0.48% representing 15 million tonnes of copper and 2,900 million tonnes at 0.28g/t representing 26 million ounces of gold.6 The mining operation will utilize electric rope shovels, diesel hydraulic excavators and 360-tonne ultra class haul trucks. The processing plant consists of a three-stage crushing circuit, ball milling and conventional flotation.

Saline groundwater, located approximately 300-750 meters below the surface, that is not suitable for drinking or irrigation is planned as the primary water supply sourced from a nearby aquifer, with power produced through a combination of heavy fuel oil generators, solar systems and battery storage. Future integration into Pakistan’s national grid is planned for Phase 2.

An Environmental and Social Impact Assessment (ESIA) was completed in December 2024 and submitted to the relevant government authorities, with approval expected during Q1 2025. Throughout the ESIA process, continuous engagement with local communities and other key stakeholders was undertaken to ensure that their concerns were considered.

Based on a three-year trailing average copper price of $4.03 per pound and gold price of $2,045 per ounce, Barrick estimates the project will deliver an internal rate of return of 21.32%, generating $90 billion in operating cash flow and $70 billion in free cash flow5 (on a 100% basis) over the life of mine and generating $54 billion of revenue within Pakistan.

Reko Diq is the largest foreign direct investment project in Balochistan and one of the largest in Pakistan.

BARRICK YEAR-END 2024	8	PRESS RELEASE

Barrick Advances Fourmile Project in Nevada

The results of Barrick’s 2024 drilling program at the wholly owned Fourmile project in Nevada, have been incorporated into a preliminary economic assessment, highlighting an impressive resource base and promising economic indicators that position Fourmile as a world-class gold deposit.

The 2024 mineral resource update expanded the project’s mineral resources, across the southernmost portion of the orebody, immediately adjacent to the existing Goldrush mine, resulting in a 192% increase in indicated resources (to 1.4 million ounces grading 11.76 g/t), a 137% increase in inferred resources (to 6.4 million ounces at 14.1 g/t) and a 35% increase in grade relative to Barrick’s 2023 year-end mineral resource estimate.24,27

President and chief executive Mark Bristow, stated that the Fourmile project is a truly world-class asset which can only really be compared to the original Goldstrike deposit that was the foundational asset of Barrick and is now part of Carlin within the Nevada Gold Mines joint venture.

“The current resource represents approximately one-third of the total orebody defined by drilling to date, supporting substantial growth potential, with increasing grades as drilling progresses northward,” said Bristow.

Economic projections for Fourmile are equally compelling, whereby the preliminary economic assessment demonstrates Fourmile’s potential to become a Tier One mine21 at comparable annual mining rates and costs to the current Goldrush mine plan.24 These results have encouraged Barrick to advance the project through a three-year pre-feasibility-study program.

Barrick’s Mineral Resource Management and Evaluation Executive Simon Bottoms stated, “Geotechnical drilling and ongoing hydrological measurements have confirmed more favourable ground conditions with lower permeability than other typical Carlin-style deposits. This has the potential to reduce the dewatering requirements during mine development and allows for stope heights to be increased up to 25m high compared to 15m within the neighboring Goldrush mine.”

“Metallurgical test work has demonstrated compatibility with existing facilities, offering processing flexibility through both autoclave and roaster facilities. The initial mine design incorporates three semi-independent production zones, providing operational flexibility and potential for increased production rates,” said Bottoms.

Looking ahead, Barrick plans to commence pre-feasibility-study drilling at the end of the first quarter of 2025, which will provide the foundational study data to underpin the planned Bullion Hill northern access portal.

The upcoming studies will also explore materials handling options and investigate the synergies Fourmile could bring to both the existing Goldrush mine and associated processing facilities.

Ma’aden Barrick Copper Company Advances

Female Employment in Saudi Mining

In August 2020, the Kingdom of Saudi Arabia’s Cabinet approved landmark amendments to the Labor Law, repealing Articles 149 and 150, which previously restricted women from working in hazardous occupations or during night shifts.

A new clause was introduced to guarantee women equal access to job opportunities as men, provided the roles are not hazardous to their health.

This progressive step aligns with Saudi Arabia’s Vision 2030, a national initiative to empower women across all sectors, including mining. The Ma’aden Barrick Copper Company (MBCC), a 50/50 joint venture between Barrick and Ma’aden, exemplifies this vision by opening doors for women in the traditionally male-dominated mining industry.

Starting in 2022, MBCC began employing women in various roles, including accounting, human resources, procurement, geology, supply chain management, logistics and compliance. By the beginning of 2025, MBCC had more than doubled the number of female employees, rising from eight in 2022 to 17 — a testament to Barrick’s commitment to fostering a diverse and inclusive workforce.

MBCC became the first mine in Saudi Arabia to recruit women to work in remote areas for operational roles. Women now actively contribute to the company’s operations, taking on positions such as project coordinators and chemists in the process lab. Additionally, MBCC has trained 15 women across multiple disciplines, including as instrument and planning engineers in the maintenance department, and as chemists in the process plant.

Barrick’s efforts extend beyond hiring to developing future talent. The Company collaborates with local universities and colleges to provide tailored training opportunities, empowering women to excel in roles critical to the mining sector.

This progress not only supports Saudi Arabia’s national goals but also highlights Barrick’s dedication to creating a diverse, equitable and forward-thinking workplace. By integrating talented women into their operations, MBCC and Barrick are setting a new standard for the mining industry in Saudi Arabia and beyond.

BARRICK YEAR-END 2024	9	PRESS RELEASE

APPENDIX

2025 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	2025 forecast attributable production (000s ozs)	2025 forecast cost of sales[1] ($/oz)	2025 forecast total cash costs[2] ($/oz)	2025 forecast all-in sustaining costs[2] ($/oz)

Carlin (61.5%)	705 - 785	1,470 - 1,570	1,140 - 1,220	1,630 - 1,730

Cortez (61.5%)[28]	420 - 470	1,420 - 1,520	1,050 - 1,130	1,370 - 1,470

Turquoise Ridge (61.5%)	310 - 345	1,370 - 1,470	1,000 - 1,080	1,260 - 1,360

Phoenix (61.5%)	85 - 105	2,070 - 2,170	890 - 970	1,240 - 1,340

Nevada Gold Mines (61.5%)	1,540 - 1,700	1,470 - 1,570	1,070 - 1,150	1,460 - 1,560

Hemlo	140 - 160	1,500 - 1,600	1,200 - 1,280	1,600 - 1,700

North America	1,680 - 1,860	1,470 - 1,570	1,080 - 1,160	1,480 - 1,580

Pueblo Viejo (60%)	370 - 410	1,540 - 1,640	910 - 990	1,280 - 1,380

Veladero (50%)	190 - 220	1,390 - 1,490	890 - 970	1,570 - 1,670

Porgera (24.5%)	70 - 95	1,510 - 1,610	1,210 - 1,290	1,770 - 1,870

Latin America & Asia Pacific	630 - 730	1,490 - 1,590	940 - 1,020	1,430 - 1,530

Loulo-Gounkoto (80%)[29]	—	—	—	—

Kibali (45%)	310 - 340	1,280 - 1,380	940 - 1,020	1,130 - 1,230

North Mara (84%)	230 - 260	1,370 - 1,470	1,020 - 1,100	1,400 - 1,500

Bulyanhulu (84%)	150 - 180	1,470 - 1,570	1,010 - 1,090	1,540 - 1,640

Tongon (89.7%)	110 - 140	1,790 - 1,890	1,570 - 1,650	1,660 - 1,760

Africa and Middle East	820 - 910	1,420 - 1,520	1,060 - 1,140	1,360 - 1,460

Total Attributable to Barrick[30,31,32]	3,150 - 3,500	1,460 - 1,560	1,050 - 1,130	1,460 - 1,560

COPPER PRODUCTION AND COSTS
	2025 forecast attributable production (000s tonnes)	2025 forecast cost of sales[16] ($/lb)	2025 forecast C1 cash costs[17] ($/lb)	2025 forecast all-in sustaining costs[17] ($/lb)

Lumwana	125 - 155	2.30 - 2.60	1.60 - 1.90	2.80 - 3.10

Zaldívar (50%)	40 - 45	3.60 - 3.90	2.70 - 3.00	3.50 - 3.80

Jabal Sayid (50%)	25 - 35	2.00 - 2.30	1.60 - 1.90	1.80 - 2.10

Total Copper[30,31,32]	200 - 230	2.50 - 2.80	1.80 - 2.10	2.80 - 3.10

ATTRIBUTABLE CAPITAL EXPENDITURES[13]

(millions)

Attributable minesite sustaining[13,14]		1,400 - 1,650

Attributable project[13,14]		1,700 - 1,950

Total attributable capital expenditures[13]		3,100 - 3,600

OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS

	2025 guidance assumption	Hypothetical change	Consolidated impact on EBITDA[4] (millions)	Attributable impact on EBITDA[4] (millions)	Attributable impact on TCC and AISC[2,17]

Gold price sensitivity	$2,400/oz	+/-$100/oz	+/-$450	+/-$320	+/-$5/oz

Copper price sensitivity	$4.00/lb	+/-$ 0.25/lb	+/-$120	+/-$120	+/-$0.01/lb

BARRICK YEAR-END 2024	10	PRESS RELEASE

Production and Cost Summary - Gold

	For the three months ended			For the years ended
	12/31/24	9/30/24	Change	12/31/24	12/31/23	Change

Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	444	385	15%	1,650	1,865	(12%)

Gold produced (000s oz 100% basis)	721	625	15%	2,684	3,032	(12%)

Cost of sales ($/oz)	1,468	1,553	(5%)	1,478	1,351	9%

Total cash costs ($/oz)[b]	1,121	1,205	(7%)	1,126	989	14%

All-in sustaining costs ($/oz)[b]	1,453	1,633	(11%)	1,561	1,366	14%

Carlin (61.5%)

Gold produced (000s oz attributable basis)	186	182	2%	775	868	(11%)

Gold produced (000s oz 100% basis)	301	296	2%	1,261	1,411	(11%)

Cost of sales ($/oz)	1,489	1,478	1%	1,429	1,254	14%

Total cash costs ($/oz)[b]	1,240	1,249	(1%)	1,187	1,033	15%

All-in sustaining costs ($/oz)[b]	1,657	1,771	(6%)	1,730	1,486	16%

Cortez (61.5%)[c]

Gold produced (000s oz attributable basis)	125	98	28%	444	549	(19%)

Gold produced (000s oz 100% basis)	203	160	28%	722	892	(19%)

Cost of sales ($/oz)	1,405	1,526	(8%)	1,402	1,318	6%

Total cash costs ($/oz)[b]	1,064	1,180	(10%)	1,046	906	15%

All-in sustaining costs ($/oz)[b]	1,431	1,570	(9%)	1,441	1,282	12%

Turquoise Ridge (61.5%)

Gold produced (000s oz attributable basis)	94	76	24%	304	316	(4%)

Gold produced (000s oz 100% basis)	153	123	24%	494	514	(4%)

Cost of sales ($/oz)	1,491	1,674	(11%)	1,615	1,399	15%

Total cash costs ($/oz)[b]	1,107	1,295	(15%)	1,238	1,026	21%

All-in sustaining costs ($/oz)[b]	1,260	1,516	(17%)	1,466	1,234	19%

Phoenix (61.5%)

Gold produced (000s oz attributable basis)	39	29	34%	127	123	3%

Gold produced (000s oz 100% basis)	64	46	34%	207	200	3%

Cost of sales ($/oz)	1,474	1,789	(18%)	1,687	2,011	(16%)

Total cash costs ($/oz)[b]	752	764	(2%)	765	961	(20%)

All-in sustaining costs ($/oz)[b]	956	1,113	(14%)	1,031	1,162	(11%)

Long Canyon (61.5%)[d]

Gold produced (000s oz attributable basis)	—	—	—%	—	9	(100%)

Gold produced (000s oz 100% basis)	—	—	—%	—	15	(100%)

Cost of sales ($/oz)	—	—	—%	—	1,789	(100%)

Total cash costs ($/oz)[b]	—	—	—%	—	724	(100%)

All-in sustaining costs ($/oz)[b]	—	—	—%	—	779	(100%)

Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	93	98	(5%)	352	335	5%

Gold produced (000s oz 100% basis)	155	164	(5%)	586	559	5%

Cost of sales ($/oz)	1,679	1,470	14%	1,576	1,418	11%

Total cash costs ($/oz)[b]	1,030	957	8%	1,005	889	13%

All-in sustaining costs ($/oz)[b]	1,325	1,221	9%	1,323	1,249	6%

BARRICK YEAR-END 2024	11	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended			For the years ended
	12/31/24	09/30/24	Change	12/31/24	12/31/23	Change

Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	156	144	8%	578	547	6%

Gold produced (000s oz 100% basis)	196	180	8%	723	683	6%

Cost of sales ($/oz)	1,397	1,257	11%	1,218	1,198	2%

Total cash costs ($/oz)[b]	923	865	7%	828	835	(1%)

All-in sustaining costs ($/oz)[b]	2,136	1,288	66%	1,304	1,166	12%

Kibali (45%)

Gold produced (000s oz attributable basis)	80	71	13%	309	343	(10%)

Gold produced (000s oz 100% basis)	177	159	13%	686	763	(10%)

Cost of sales ($/oz)	1,413	1,441	(2%)	1,344	1,221	10%

Total cash costs ($/oz)[b]	966	978	(1%)	905	789	15%

All-in sustaining costs ($/oz)[b]	1,182	1,172	1%	1,123	918	22%

Veladero (50%)

Gold produced (000s oz attributable basis)	82	57	44%	252	207	22%

Gold produced (000s oz 100% basis)	165	113	44%	505	414	22%

Cost of sales ($/oz)	1,151	1,311	(12%)	1,254	1,440	(13%)

Total cash costs ($/oz)[b]	828	951	(13%)	905	1,011	(10%)

All-in sustaining costs ($/oz)[b]	1,191	1,385	(14%)	1,334	1,516	(12%)

Porgera (24.5%)[e]

Gold produced (000s oz attributable basis)	13	18	(28%)	46	—	100%

Gold produced (000s oz 100% basis)	53	72	(28%)	188	—	100%

Cost of sales ($/oz)	2,127	1,163	83%	1,423	—	100%

Total cash costs ($/oz)[b]	1,322	999	32%	1,073	—	100%

All-in sustaining costs ($/oz)[b]	2,967	1,214	144%	1,666	—	100%

Tongon (89.7%)

Gold produced (000s oz attributable basis)	39	28	39%	148	183	(19%)

Gold produced (000s oz 100% basis)	43	32	39%	165	204	(19%)

Cost of sales ($/oz)	1,405	2,403	(42%)	1,903	1,469	30%

Total cash costs ($/oz)[b]	1,198	2,184	(45%)	1,670	1,240	35%

All-in sustaining costs ($/oz)[b]	1,460	2,388	(39%)	1,867	1,408	33%

Hemlo (100%)

Gold produced (000s oz)	39	30	30%	143	141	1%

Cost of sales ($/oz)	1,754	1,929	(9%)	1,754	1,589	10%

Total cash costs ($/oz)[b]	1,475	1,623	(9%)	1,483	1,382	7%

All-in sustaining costs ($/oz)[b]	1,689	2,044	(17%)	1,769	1,672	6%

North Mara (84%)

Gold produced (000s oz attributable basis)	90	75	20%	265	253	5%

Gold produced (000s oz 100% basis)	107	89	20%	315	302	5%

Cost of sales ($/oz)	1,018	1,108	(8%)	1,266	1,206	5%

Total cash costs ($/oz)[b]	771	850	(9%)	989	944	5%

All-in sustaining costs ($/oz)[b]	1,098	1,052	4%	1,274	1,335	(5%)

BARRICK YEAR-END 2024	12	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended			For the years ended
	12/31/24	09/30/24	Change	12/31/24	12/31/23	Change

Bulyanhulu (84%)

Gold produced (000s oz attributable basis)	44	37	19%	168	180	(7%)

Gold produced (000s oz 100% basis)	53	44	19%	200	214	(7%)

Cost of sales ($/oz)	1,505	1,628	(8%)	1,509	1,312	15%

Total cash costs ($/oz)[b]	1,072	1,191	(10%)	1,070	920	16%

All-in sustaining costs ($/oz)[b]	1,489	1,470	1%	1,420	1,231	15%

Total Attributable to Barrick[f]

Gold produced (000s oz)	1,080	943	15%	3,911	4,054	(4%)

Cost of sales ($/oz)[g]	1,428	1,472	(3%)	1,442	1,334	8%

Total cash costs ($/oz)[b]	1,046	1,104	(5%)	1,065	960	11%

All-in sustaining costs ($/oz)[b]	1,451	1,507	(4%)	1,484	1,335	11%

a.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of Barrick’s Q4 2024 MD&A.

c.	Includes Goldrush.

d.	Starting in Q1 2024, we have ceased to include production or non-GAAP cost metrics for Long Canyon as it was placed on care and maintenance at the end of 2023, as previously reported.

e.

As Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023, no operating data or per ounce data has been provided from Q3 2020 to Q4 2023. On December 22, 2023, we completed the Commencement Agreement, pursuant to which the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is held in a joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, PJL. PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%.

f.	Excludes Pierina, which is producing incidental ounces while in closure.

g.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2024	13	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended			For the years ended
	12/31/24	09/30/24	% Change	12/31/24	12/31/23	% Change

Lumwana (100%)

Copper production (thousands of tonnes)[a]	46	30	53%	123	118	4%

Cost of sales ($/lb)[c]	2.27	3.27	(31%)	2.94	2.91	1%

C1 cash costs ($/lb)[b]	1.89	2.53	(25%)	2.23	2.29	(3%)

All-in sustaining costs ($/lb)[b]	3.14	3.94	(20%)	3.85	3.48	11%

Zaldívar (50%)

Copper production (thousands of tonnes attributable basis)[a]	11	10	10%	40	40	0%

Copper production (thousands of tonnes 100% basis)[a]	22	20	10%	80	81	0%

Cost of sales ($/lb)[c]	4.22	4.04	4%	4.09	3.83	7%

C1 cash costs ($/lb)[b]	3.11	2.99	4%	3.04	2.95	3%

All-in sustaining costs ($/lb)[b]	3.98	3.45	15%	3.58	3.46	3%

Jabal Sayid (50%)

Copper production (thousands of tonnes attributable basis)[a]	7	8	(13%)	32	32	0%

Copper production (thousands of tonnes 100% basis)[a]	15	16	(13%)	65	64	0%

Cost of sales ($/lb)[c]	2.02	1.76	15%	1.77	1.60	11%

C1 cash costs ($/lb)[b]	1.29	1.54	(16%)	1.37	1.35	1%

All-in sustaining costs ($/lb)[b]	1.44	1.76	(18%)	1.56	1.53	2%

Total Attributable to Barrick

Copper production (thousands of tonnes)[a]	64	48	33%	195	191	2%

Cost of sales ($/lb)[c]	2.62	3.23	(19%)	2.99	2.90	3%

C1 cash costs ($/lb)[b]	2.04	2.49	(18%)	2.26	2.28	(1%)

All-in sustaining costs ($/lb)[b]	3.07	3.57	(14%)	3.45	3.21	7%

a.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of Barrick’s Q4 2024 MD&A.

c.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2024	14	PRESS RELEASE

Financial and Operating Highlights

	For the three months ended			For the years ended
	12/31/24	9/30/24	% Change	12/31/24	12/31/23	% Change

Financial Results ($ millions)

Revenues	3,645	3,368	8%	12,922	11,397	13%

Cost of sales	1,995	2,051	(3)%	7,961	7,932	0%

Net earnings[a]	996	483	106%	2,144	1,272	69%

Adjusted net earnings[b]	794	529	50%	2,213	1,467	51%

Attributable EBITDA[b]	1,697	1,292	31%	5,185	3,987	30%

Attributable EBITDA margin[b]	56%	46%	22%	48%	42%	14%

Minesite sustaining capital expenditures[b,c]	525	511	3%	2,217	2,076	7%

Project capital expenditures[b,c]	362	221	64%	924	969	(5)%

Total consolidated capital expenditures[c,d]	891	736	21%	3,174	3,086	3%

Total attributable capital expenditures[e]	758	583	30%	2,607	2,363	10%

Net cash provided by operating activities	1,392	1,180	18%	4,491	3,732	20%

Net cash provided by operating activities margin[f]	38%	35%	9%	35%	33%	6%

Free cash flow[b]	501	444	13%	1,317	646	104%

Net earnings per share (basic and diluted)	0.57	0.28	104%	1.22	0.72	69%

Adjusted net earnings (basic)[b] per share	0.46	0.30	53%	1.26	0.84	50%

Weighted average diluted common shares (millions of shares)	1,742	1,752	(1)%	1,751	1,755	0%

Operating Results

Gold production (thousands of ounces)[g]	1,080	943	15%	3,911	4,054	(4)%

Gold sold (thousands of ounces)[g]	965	967	0%	3,798	4,024	(6)%

Market gold price ($/oz)	2,663	2,474	8%	2,386	1,941	23%

Realized gold price[b,g] ($/oz)	2,657	2,494	7%	2,397	1,948	23%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,428	1,472	(3)%	1,442	1,334	8%

Gold total cash costs[b,g] ($/oz)	1,046	1,104	(5)%	1,065	960	11%

Gold all-in sustaining costs[b,g] ($/oz)	1,451	1,507	(4)%	1,484	1,335	11%

Copper production (thousands of tonnes)[g,j]	64	48	33%	195	191	2%

Copper sold (thousands of tonnes)[g,j]	54	42	29%	177	185	(4)%

Market copper price ($/lb)	4.17	4.18	0%	4.15	3.85	8%

Realized copper price[b,g] ($/lb)	3.96	4.27	(7)%	4.15	3.85	8%

Copper cost of sales (Barrick’s share)[g,i] ($/lb)	2.62	3.23	(19)%	2.99	2.90	3%

Copper C1 cash costs[b,g] ($/lb)	2.04	2.49	(18)%	2.26	2.28	(1)%

Copper all-in sustaining costs[b,g] ($/lb)	3.07	3.57	(14)%	3.45	3.21	7%
	As at 12/31/24	As at 9/30/24	% Change	As at 12/31/24	As at 12/31/23	% Change

Financial Position ($ millions)

Debt (current and long-term)	4,729	4,725	0%	4,729	4,726	0%

Cash and equivalents	4,074	4,225	(4)%	4,074	4,148	(2)%

Debt, net of cash	655	500	31%	655	578	13%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 59 to 75 of Barrick’s Q4 2024 MD&A.
c.	Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of all-in sustaining costs.
d.	Total consolidated capital expenditures also includes capitalized interest of $4 million and $33 million, respectively, for the Q4 2024 and 2024 (Q3 2024: $4 million; 2023: $41 million).
e.	These amounts are presented on the same basis as our guidance.
f.	Represents net cash provided by operating activities divided by revenue.
g.	On an attributable basis.
h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
j.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

BARRICK YEAR-END 2024	15	PRESS RELEASE

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2024	2023

Revenue (notes 5 and 6)	$12,922	$11,397

Costs and expenses (income)

Cost of sales (notes 5 and 7)	7,961	7,932

General and administrative expenses (note 11)	115	126

Exploration, evaluation and project expenses (notes 5 and 8)	392	361

Impairment (reversals) charges (notes 10 and 21)	(457)	312

Loss on currency translation	39	93

Closed mine rehabilitation (note 27b)	59	16

Income from equity investees (note 16)	(241)	(232)

Other (income) expense (note 9)	214	(195)

Income before finance items and income taxes	4,840	2,984

Finance costs, net (note 14)	(232)	(170)

Income before income taxes	4,608	2,814

Income tax expense (note 12)	(1,520)	(861)

Net income	$3,088	$1,953

Attributable to:

Equity holders of Barrick Gold Corporation	$2,144	$1,272

Non-controlling interests (note 32)	$944	$681

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 13)

Net income

Basic	$1.22	$0.72

Diluted	$1.22	$0.72

The notes to these consolidated financial statements, which are contained in the Fourth Quarter and Year End Report, available on our website are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2024	16	PRESS RELEASE

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2024	2023

Net income	$3,088	$1,953

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Unrealized gains on derivatives designated as cash flow hedges, net of tax $nil and $nil	1	—

Currency translation adjustments, net of tax $nil and $nil	—	(3)

Items that will not be reclassified to profit or loss:

Actuarial loss on post-employment benefit obligations, net of tax $nil and $nil	(4)	—

Net change in value of equity investments, net of tax $nil and ($2)	12	1

Total other comprehensive income (loss)	9	(2)

Total comprehensive income	$3,097	$1,951

Attributable to:

Equity holders of Barrick Gold Corporation	$2,153	$1,270

Non-controlling interests	$944	$681

The notes to these consolidated financial statements, which are contained in the Fourth Quarter and Year End Report, available on our website are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2024	17	PRESS RELEASE

Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2024	2023

OPERATING ACTIVITIES

Net income	$3,088	$1,953

Adjustments for the following items:

Depreciation	1,915	2,043

Finance costs, net (note 14)	232	170

Impairment (reversals) charges (notes 10 and 21)	(457)	312

Income tax expense (note 12)	1,520	861

Income from equity investees (note 16)	(241)	(232)

Loss on currency translation	39	93

Gain on acquisition/sale of non-current assets (note 9)	(24)	(364)

Change in working capital (note 15)	(382)	(404)

Other operating activities (note 15)	(280)	(113)

Operating cash flows before interest and income taxes	5,410	4,319

Interest paid	(380)	(300)

Interest received	237	237

Income taxes paid[1]	(776)	(524)

Net cash provided by operating activities	4,491	3,732

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(3,174)	(3,086)

Sales proceeds	19	13

Investment (purchases) sales	97	(23)

Funding of equity method investments (note 16)	(59)	—

Dividends received from equity method investments (note 16)	198	273

Shareholder loan repayments from equity method investments (note 16)	155	7

Net cash used in investing activities	(2,764)	(2,816)

FINANCING ACTIVITIES

Lease repayments	(14)	(13)

Debt repayments	—	(43)

Dividends (note 31)	(696)	(700)

Share buyback program (note 31)	(498)	—

Funding from non-controlling interests (note 32)	146	40

Disbursements to non-controlling interests (note 32)	(785)	(554)

Pueblo Viejo JV partner shareholder loan (note 29)	52	65

Net cash used in financing activities	(1,795)	(1,205)

Effect of exchange rate changes on cash and equivalents	(6)	(3)

Net increase (decrease) in cash and equivalents	(74)	(292)

Cash and equivalents at beginning of year (note 25a)	4,148	4,440

Cash and equivalents at the end of year	$4,074	$4,148

1 Income taxes paid excludes $107 million (2023: $137 million) of income taxes payable that were settled against offsetting value added tax (“VAT”) receivables.

The notes to these consolidated financial statements, which are contained in the Fourth Quarter and Year End Report, available on our website are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2024	18	PRESS RELEASE

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars)	As at December 31, 2024	As at December 31, 2023

ASSETS

Current assets

Cash and equivalents (note 25a)	$4,074	$4,148

Accounts receivable (note 18)	763	693

Inventories (note 17)	1,942	1,782

Other current assets (note 18)	853	815

Total current assets	7,632	7,438

Non-current assets

Non-current portion of inventory (note 17)	2,783	2,738

Equity in investees (note 16)	4,112	4,133

Property, plant and equipment (note 19)	28,559	26,416

Intangible assets (note 20a)	148	149

Goodwill (note 20b)	3,097	3,581

Other assets (note 22)	1,295	1,356

Total assets	$47,626	$45,811

LIABILITIES AND EQUITY

Current liabilities

Accounts payable (note 23)	$1,613	$1,503

Debt (note 25b)	24	11

Current income tax liabilities	545	303

Other current liabilities (note 24)	460	539

Total current liabilities	2,642	2,356

Non-current liabilities

Debt (note 25b)	4,705	4,715

Provisions (note 27)	1,962	2,058

Deferred income tax liabilities (note 30)	3,887	3,439

Other liabilities (note 29)	1,174	1,241

Total liabilities	14,370	13,809

Equity

Capital stock (note 31)	27,661	28,117

Deficit	(5,269)	(6,713)

Accumulated other comprehensive income	33	24

Other	1,865	1,913

Total equity attributable to Barrick Gold Corporation shareholders	24,290	23,341

Non-controlling interests (note 32)	8,966	8,661

Total equity	33,256	32,002

Contingencies and commitments (notes 2, 17, 19 and 35)

Total liabilities and equity	$47,626	$45,811

The notes to these consolidated financial statements, which are contained in the Fourth Quarter and Year End Report, available on our website are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2024	19	PRESS RELEASE

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the Company

(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Deficit	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2024	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002

Net income	—	—	2,144	—	—	2,144	944	3,088

Total other comprehensive income	—	—	—	9	—	9	—	9

Total comprehensive income	—	$—	$2,144	$9	$—	$2,153	$944	$3,097

Transactions with owners

Dividends (note 31)	—	—	(696)	—	—	(696)	—	(696)

Funding from non-controlling interests (note 32)	—	—	—	—	—	—	146	146

Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(785)	(785)

Dividend reinvestment plan (note 31)	205	4	(4)	—	—	—	—	—

Share buyback program (note 31)	(28,675)	(460)	—	—	(48)	(508)	—	(508)

Total transactions with owners	(28,470)	($456)	($700)	$—	($48)	($1,204)	($639)	($1,843)

At December 31, 2024	1,727,100	$27,661	($5,269)	$33	$1,865	$24,290	$8,966	$33,256

At January 1, 2023	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289

Net income	—	—	1,272	—	—	1,272	681	1,953

Total other comprehensive loss	—	—	—	(2)	—	(2)	—	(2)

Total comprehensive income (loss)	—	$—	$1,272	($2)	$—	$1,270	$681	$1,951

Transactions with owners

Dividends (note 31)	—	—	(700)	—	—	(700)	—	(700)

Funding from non-controlling interests (note 32)	—	—	—	—	—	—	40	40

Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(578)	(578)

Dividend reinvestment plan (note 31)	220	3	(3)	—	—	—	—	—

Total transactions with owners	220	$3	($703)	$—	$—	($700)	($538)	($1,238)

At December 31, 2023	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002

1 Includes cumulative translation adjustments as at December 31, 2024: $95 million loss (December 31, 2023: $95 million loss).

2 Includes additional paid-in capital as at December 31, 2024: $1,827 million (December 31, 2023: $1,875 million).

The notes to these consolidated financial statements, which are contained in the Fourth Quarter and Year End Report, available on our website are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2024	20	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Peter Jones, MAIG, Manager Resource Geology – Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2024.

Endnotes

Endnote 1

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

Endnote 2

“Total cash costs” per ounce and “All-in sustaining costs” per ounce are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis. “Total cash costs” per ounce start with our cost of sales related to gold production and removes depreciation, the noncontrolling interest of cost of sales and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce and “All-in sustaining costs” per ounce will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Total cash costs” per ounce and “All-in sustaining costs” per ounce are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

BARRICK YEAR-END 2024	21	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

		For the three months ended		For the years ended

($ millions, except per ounce information in dollars)	Footnote	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22

Cost of sales applicable to gold production		1,810	1,856	7,226	7,178	6,813

Depreciation		(424)	(409)	(1,641)	(1,756)	(1,756)

Cash cost of sales applicable to equity method investments		90	93	316	260	222

By-product credits		(58)	(58)	(247)	(252)	(225)

Non-recurring items	a	0	0	0	0	(23)

Other	b	4	3	14	18	(23)

Non-controlling interests	c	(413)	(417)	(1,623)	(1,578)	(1,442)

Total cash costs		1,009	1,068	4,045	3,870	3,566

General & administrative costs		9	46	115	126	159

Minesite exploration and evaluation costs	d	8	10	37	40	75

Minesite sustaining capital expenditures	e	525	511	2,217	2,076	2,071

Sustaining leases		7	8	30	30	38

Rehabilitation - accretion and amortization (operating sites)	f	15	14	66	63	50

Non-controlling interest, copper operations and other	g	(173)	(199)	(874)	(824)	(900)

All-in sustaining costs		1,400	1,458	5,636	5,381	5,059

Ounces sold - attributable basis (000s ounces)	h	965	967	3,798	4,024	4,141

Cost of sales per ounce	i,j	1,428	1,472	1,442	1,334	1,241

Total cash costs per ounce	j	1,046	1,104	1,065	960	862

Total cash costs per ounce (on a co-product basis)	j,k	1,086	1,145	1,109	1,002	897

All-in sustaining costs per ounce	j	1,451	1,507	1,484	1,335	1,222

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,491	1,548	1,528	1,377	1,257

a.

Non-recurring items - These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non- recurring items for 2022 relate to a net realizable value impairment of leach pad inventory at Veladero.

b.

Other - Other adjustments for Q4 2024 and 2024 include the removal of total cash costs and by-product credits associated with Pierina of $nil and $nil, respectively (Q3 2024: $nil; 2023: $3 million; 2022: $24 million), which was producing incidental ounces until December 31, 2023 while in closure.

c.

Non-controlling interests - Non-controlling interests include non-controlling interests related to gold production of $559 million and $2,189 million, respectively, for Q4 2024 and 2024; (Q3 2024: $556 million; 2023: $2,192 million; 2022: $2,032 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to note 5 to the Financial Statements for further information.

d.

Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 51 of Barrick’s Q4 2024 MD&A.

e.	Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

f.

Rehabilitation - accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

g.

Non-controlling interest and copper operations - Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interests of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investments in Kibali and Porgera. Figures remove the impact of Pierina up until December 31, 2023. The impact is summarized as the following:

($ millions)	For the three months ended		For the years ended

Non-controlling interest, copper operations and other	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22

General & administrative costs	3	(7)	(14)	(9)	(31)

Minesite exploration and evaluation costs	(2)	(2)	(10)	(14)	(27)

Rehabilitation - accretion and amortization (operating sites)	(5)	(5)	(21)	(21)	(16)

Minesite sustaining capital expenditures	(169)	(185)	(829)	(780)	(826)

All-in sustaining costs total	(173)	(199)	(874)	(824)	(900)

h.

Ounces sold - attributable basis - Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

i.

Cost of sales per ounce - Figures remove the cost of sales impact of Pierina of $nil and $nil, respectively, for Q4 2024 and 2024 (Q3 2024: $nil; 2023: $3 million; 2022: $24 million), which was producing incidental ounces up until December 31, 2023 while in closure. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures - Cost of sales per ounce, cash costs per ounce and all-in sustaining costs per ounce per ounce may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs per ounce

Cash costs per ounce and all-in sustaining costs per ounce per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

BARRICK YEAR-END 2024	22	PRESS RELEASE

($ millions)	For the three months ended		For the years ended

	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22

By-product credits	58	58	247	252	225

Non-controlling interest	(19)	(18)	(79)	(81)	(78)

By-product credits (net of non-controlling interest)	39	40	168	171	147

Endnote 3

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; acquisition/disposition gains/losses; foreign currency translation gains/losses; significant tax adjustments; other items that are not indicative of the underlying operating performance of our core mining business; and tax effect and non-controlling interest of the above items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

	For the three months ended		For the years ended

($ millions, except per share amounts in dollars)	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22

Net earnings attributable to equity holders of the Company	996	483	2,144	1,272	432

Impairment (reversals) charges related to non-current assets[a]	(477)	2	(457)	312	1,671

Acquisition/disposition gains[b]	(17)	(1)	(24)	(364)	(405)

Loss on currency translation	18	4	39	93	16

Significant tax adjustments[c]	1	(30)	137	220	95

Other expense adjustments[d]	113	97	249	96	17

Non-controlling interest[e]	(159)	(7)	(170)	(98)	(274)

Tax effect[e]	319	(19)	295	(64)	(226)

Adjusted net earnings	794	529	2,213	1,467	1,326

Net earnings per share[f]	0.57	0.28	1.22	0.72	0.24

Adjusted net earnings per share[f]	0.46	0.30	1.26	0.84	0.75

a.

Net impairment (reversals) charges for Q4 2024 and 2024 mainly relate to long-lived asset impairment reversals at Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto. Net impairment charges for 2023 mainly relate to a long-lived asset impairment at Long Canyon. For 2022, net impairment charges primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq.

b.

Acquisition/disposition gains for Q4 2024 and 2024 relate to miscellaneous assets. For 2023, acquisition/disposition gains primarily relate to a gain on the reopening of the Porgera mine. For 2022, acquisition/disposition gains primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%, as well as the sale of two royalty portfolios.

c.

Significant tax adjustments in 2024 and 2023 primarily relate to the resolution of uncertain tax positions; the impact of prior year adjustments; the impact of nondeductible foreign exchange losses; and the recognition and derecognition of deferred tax assets.

d.

Other expense adjustments for Q4 2024 and 2024 mainly relate to a payment to the Government of Mali to advance negotiations and a customs and royalty settlement at Tongon. 2024 was further impacted by the interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile, which was recorded in Q2 2024, a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick, and an accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership. For 2023, other expense adjustments mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera and the $30 million commitment we made towards the expansion of education infrastructure in Tanzania. For 2022, other expense adjustments mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara.

e.	Non-controlling interest and tax effect for 2024 primarily relates to impairment (reversals) charges related to non-current assets.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 4

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net

BARRICK YEAR-END 2024	23	PRESS RELEASE

earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business and which is aligned with how we present our forward looking guidance on gold ounces and copper pounds produced. Attributable EBITDA margin is calculated as attributable EBITDA divided by revenues - as adjusted. We believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit. Starting with the Q2 2024 MD&A, we are presenting net leverage as a non-GAAP ratio and is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet. EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

	For the three months ended		For the years ended

($ millions)	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22

Net earnings	1,187	780	3,088	1,953	1,017

Income tax expense	694	245	1,520	861	664

Finance costs, net[a]	46	59	143	83	235

Depreciation	484	477	1,915	2,043	1,997

EBITDA	2,411	1,561	6,666	4,940	3,913

Impairment charges (reversals) of non-current assets[b]	(477)	2	(457)	312	1,671

Acquisition/disposition gains[c]	(17)	(1)	(24)	(364)	(405)

Loss on currency translation	18	4	39	93	16

Other expense adjustments[d]	113	97	249	96	17

Income tax expense, net finance costs[a], and depreciation from equity investees	201	110	532	397	401

Adjusted EBITDA	2,249	1,773	7,005	5,474	5,613

Non-controlling Interests	(552)	(481)	(1,820)	(1,487)	(1,584)

Attributable EBITDA	1,697	1,292	5,185	3,987	4,029

Revenues - as adjusted[e]	3,038	2,806	10,724	9,411	9,147

Attributable EBITDA margin[f]	56%	46%	48%	42%	44%

			As at 12/31/24	As at 12/31/23	As at 12/31/22

Net leverage[g]			0.1:1	0.1:1	0.1:1

a.	Finance costs exclude accretion.
b.

Net impairment (reversals) charges for Q4 2024 and 2024 mainly relate to long-lived asset impairment reversals at Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto. Net impairment charges for 2023 mainly relate to a long-lived asset impairment at Long Canyon. For 2022, net impairment charges primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq.

c.

Acquisition/disposition gains for Q4 2024 and 2024 relate to miscellaneous assets. For 2023, acquisition/disposition gains primarily relate to a gain on the reopening of the Porgera mine. For 2022, acquisition/disposition gains primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%, as well as the sale of two royalty portfolios.

d.

Other expense adjustments for Q4 2024 and 2024 mainly relate to a payment to the Government of Mali to advance negotiations and a customs and royalty settlement at Tongon. 2024 was further impacted by the interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile, which was recorded in Q2 2024, a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick, and an accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership. For 2023, other expense adjustments mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera and the $30 million commitment we made towards the expansion of education infrastructure in Tanzania. For 2022, other expense adjustments mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara.

e.	Refer to Reconciliation of Sales to Realized Price per pound/ounce on page 75 of Barrick’s Q4 2024 MD&A.
f.	Represents attributable EBITDA divided by revenues - as adjusted.
g.	Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

Endnote 5

“Free cash flow” is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized

BARRICK YEAR-END 2024	24	PRESS RELEASE

definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. Further details on this non-GAAP financial performance measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	For the three months ended		For the years ended

($ millions)	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22

Net cash provided by operating activities	1,392	1,180	4,491	3,732	3,481

Capital expenditures	(891)	(736)	(3,174)	(3,086)	(3,049)

Free cash flow	501	444	1,317	646	432

Endnote 6

Estimated as of December 31, 2024, in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Reko Diq probable reserves of 1,400 million tonnes grading 0.28 g/t representing 13 million ounces of gold, probable reserves of 1,500 million tonnes grading 0.48% representing 7.3 million tonnes of copper, indicated resources of 1,800 million tonnes grading 0.25 g/t representing 15 million ounces of gold, inferred resources of 640 million tonnes grading 0.2 g/t representing 3.9 million ounces of gold, indicated resources of 2,000 million tonnes grading 0.43% representing 8.4 million tonnes of copper, and inferred resources of 690 million tonnes grading 0.3% representing 2.2 million tonnes of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found on pages 83-92 of Barrick’s Fourth Quarter and Year-End 2024 Report.

Endnote 7

Lumwana mineral reserves are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates as of December 31, 2024: Proven reserves of 140 million tonnes grading 0.49% representing 0.68 million tonnes of copper, probable reserves of 1,500 million tonnes grading 0.53% representing 7.6 million tonnes of copper, measured resources of 170 million tonnes grading 0.45% representing 0.77 million tonnes of copper, indicated resources of 1,800 million tonnes grading 0.50% representing 9.2 million tonnes of copper, and inferred resources of 230 million tonnes grading 0.4% representing 0.91 million tonnes of copper. Estimates as of December 31, 2023: Proven mineral reserves of 88 million tonnes grading 0.54%, representing 0.48 million tonnes of copper. Probable reserves of 420 million tonnes grading 0.59%, representing 2.5 million tonnes of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found on pages 83-92 of Barrick’s Fourth Quarter and Year-End 2024 Report.

Endnote 8

Gold Equivalent Ounces from copper assets are calculated using a gold price of $1,400/oz and a copper price of $3.00/lb.

Endnote 9

TRIFR is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. LTIFR is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

Endnote 10

On an attributable basis.

Endnote 11

“Realized price” is a non-GAAP financial performance measure which excludes from sales: treatment and refining charges; and cumulative catch-up adjustment to revenue relating to our streaming arrangements. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our company’s past performance and is a better indicator of its expected performance in future periods. The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

BARRICK YEAR-END 2024	25	PRESS RELEASE

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended				For the years ended

($ millions, except per ounce/pound information in dollars)	Gold		Copper			Gold			Copper

	12/31/24	9/30/24	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22	12/31/24	12/31/23	12/31/22

Sales	3,327	3,097	260	213	11,820	10,350	9,920	855	795	868

Sales applicable to non-controlling interests	(1,004)	(930)	0	0	(3,579)	(3,179)	(3,051)	0	0	0

Sales applicable to equity method investments[a,b]	240	241	165	141	849	667	597	603	587	646

Sales applicable to sites in closure or care and maintenance[c]	(1)	(2)	0	0	(8)	(15)	(55)	0	0	0

Treatment and refining charges	7	7	51	39	29	30	23	162	191	199

Other[d]	(7)	0	0	0	(7)	(15)	0	0	0	0

Revenues – as adjusted	2,562	2,413	476	393	9,104	7,838	7,434	1,620	1,573	1,713

Ounces/pounds sold (000s ounces/millions pounds)[c]	965	967	121	91	3,798	4,024	4,141	391	408	445

Realized gold/copper price per ounce/pound[e]	2,657	2,494	3.96	4.27	2,397	1,948	1,795	4.15	3.85	3.85

a.

Represents sales of $208 million and $741 million, respectively, for Q4 2024 and 2024 (Q3 2024: $193 million; 2023: $667 million; 2022: $597 million) applicable to our 45% equity method investment in Kibali and $32 million and $108 million, respectively (Q3 2024: $48 million; 2023: $nil; 2022: $nil) applicable to our 24.5% equity method investment in Porgera for gold. Represents sales of $97 million and $357 million, respectively, for Q4 2024 and 2024 (Q3 2024: $91 million; 2023: $359 million; 2022: $390 million) applicable to our 50% equity method investment in Zaldívar and $74 million and $270 million, respectively (Q3 2024: $55 million; 2023: $253 million; 2022: $275 million) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

On an attributable basis. Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

d.	Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2e to the Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table.

Endnote 12

Net earnings represents net earnings attributable to the equity holders of the Company.

Endnote 13

Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara and Bulyanhulu, our 45% share of Kibali, our 50% share of Zaldívar and Jabal Sayid, and our 24.5% share of Porgera. Total attributable capital expenditures for 2024 actual results also includes capitalized interest of $30 million.

Endnote 14

These amounts are presented on the same basis as our guidance. Minesite sustaining capital expenditures and project capital expenditures are non-GAAP financial measures. Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

	For the three months ended		For the years ended

($ millions)	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22

Minesite sustaining capital expenditures	525	511	2,217	2,076	2,071

Project capital expenditures	362	221	924	969	949

Capitalized interest	4	4	33	41	29

Total consolidated capital expenditures	891	736	3,174	3,086	3,049

Endnote 15

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

BARRICK YEAR-END 2024	26	PRESS RELEASE

Endnote 16

Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 17

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures related to our copper mine operations. We believe that “C1 cash costs” per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. “C1 cash costs” per pound excludes royalties and non-routine charges as they are not direct production costs. “All-in sustaining costs” per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. “All-in sustaining costs” per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, reclamation cost accretion and amortization and writedowns taken on inventory to net realizable value. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

	For the three months ended		For the years ended

($ millions, except per pound information in dollars)	12/31/24	9/30/24	12/31/24	12/31/23	12/31/22

Cost of sales	179	187	706	726	666

Depreciation/amortization	(54)	(60)	(245)	(259)	(223)

Treatment and refinement charges	51	39	162	191	199

Cash cost of sales applicable to equity method investments	103	83	352	356	317

Less: royalties	(22)	(17)	(67)	(62)	(103)

By-product credits	(11)	(3)	(25)	(19)	(14)

C1 cash cost of sales	246	229	883	933	842

General & administrative costs	2	6	17	22	30

Rehabilitation - accretion and amortization	3	2	9	9	4

Royalties	22	17	67	62	103

Minesite exploration and evaluation costs	2	1	4	7	22

Minesite sustaining capital expenditures	91	71	356	266	410

Sustaining leases	4	2	11	12	6

All-in sustaining costs	370	328	1,347	1,311	1,417

Tonnes sold - attributable basis (thousands of tonnes)	54	42	177	185	202

Pounds sold - attributable basis (millions pounds)	121	91	391	408	445

Cost of sales per pound[a,b]	2.62	3.23	2.99	2.90	2.43

C1 cash costs per pound[a]	2.04	2.49	2.26	2.28	1.89

All-in sustaining costs per pound[a]	3.07	3.57	3.45	3.21	3.18

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 18

Proven and probable reserve gains calculated from cumulative net change in reserves from year end 2019 to 2024.

Reserve replacement percentage is calculated from the cumulative net change in reserves from 2020 to 2024 divided by the cumulative depletion in reserves from year end 2019 to 2024 as shown in the tables below:

Year	Attributable P&P Gold (Moz)	Attributable Gold Acquisition & Divestments (Moz)	Attributable Gold Depletion (Moz)	Attributable Gold Net Change (Moz)	Reported Reserve Price USD/oz for GEO conversion

2019[a]	71	—	—	—	—

2020[b]	68	(2.2)	(5.5)	4.2	$1,200

2021[c]	69	(0.91)	(5.4)	8.1	$1,200

2022[d]	76	—	(4.8)	12	$1,300

2023[e]	77	—	(4.6)	5	$1,300

2024[f]	89	—	(4.6)	17	$1,400

2020 - 2024 Total	N/A	(3.1)	(25)	46	N/A

BARRICK YEAR-END 2024	27	PRESS RELEASE

Year	Attributable P&P Copper (MIb)	Attributable Copper Acquisition & Divestments (Mlb)	Attributable Copper Depletion (Mlb)	Attributable Copper Net Change (Mlb)	Reported Reserve Price USD/lb for GEO conversion

2019[a]	13,494	—	—	—	—

2020[b]	12,691	—	(834)	31	$2.75

2021[c]	12,233	—	(636)	178	$2.75

2022[d]	12,252	—	(623)	642	$3.00

2023[e]	12,391	—	(589)	728	$3.00

2024[f]	40,201	—	(731)	28,542	$3.00

2020 - 2024 Total	N/A	—	(3,413)	30,121	N/A

Attributable Proven and Probable organic gold equivalent reserve additions calculated from the cumulative net change in reserves from year-end 2020 to 2024 using reserve prices for gold equivalent ounce (GEO) conversion as shown in the tables above to result in the Attributable Net Change GEO tabulated below:

Year	Attributable P&P GEO	Attributable Acquisition & Divestments GEO	Attributable Depletion GEO	Attributable Net Change GEO (using reported reserve prices)

2019	—	—	—	—

2020	97	(2.2)	(7.4)	4.2

2021	97	(0.91)	(6.9)	8.5

2022	104	—	(6.3)	13

2023	105	—	(6.0)	6.7

2024	176	—	(6.1)	6.7
2020 -2024 Total	N/A	(3.1)	(33)	111

Totals may not appear to sum correctly due to rounding.

Attributable acquisitions and divestments includes the following: a decrease of 2.2 Moz in proven and probable gold reserves from December 31, 2019 to December 31, 2020, as a result of the divestiture of Barrick’s Massawa gold project effective March 4, 2020; and a decrease of 0.91 Moz in proven and probable gold reserves from December 31, 2020 to December 31, 2021, as a result of the change in Barrick’s ownership interest in Porgera from 47.5% to 24.5% and the net impact of the asset exchange of Lone Tree to i-80 Gold for the remaining 50% of South Arturo that Nevada Gold Mines did not already own.

All estimates are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities.

a.

Estimates as of December 31, 2019, unless otherwise noted, Proven reserves of 280 million tonnes grading 2.42 g/t, representing 22 million ounces of gold and 420 million tonnes grading 0.4%, representing 3,700 million pounds of copper (which is equal to 1.7 million tonnes of copper). Probable reserves of 1,000 million tonnes grading 1.48 g/t, representing 49 million ounces of gold and 1,200 million tonnes grading 0.38%, representing 9,800 million pounds of copper (which is equal to 4.4 million tonnes of copper). Conversions may not recalculate due to rounding.

b.

Estimates as of December 31, 2020, unless otherwise noted: Proven reserves of 280 million tonnes grading 2.37g/t, representing 21 million ounces of gold, and 350 million tonnes grading 0.39%, representing 3,000 million pounds of copper (which is equal to 1.4 million tonnes of copper). Probable reserves of 990 million tonnes grading 1.46g/t, representing 47 million ounces of gold, and 1,100 million tonnes grading 0.39%, representing 9,700 million pounds of copper (which is equal to 4.4 million tonnes of copper). Conversions may not recalculate due to rounding.

c.

Estimates as of December 31, 2021, unless otherwise noted, Proven mineral reserves of 240 million tonnes grading 2.20g/t, representing 17 million ounces of gold and 380 million tonnes grading 0.41%, representing 3,400 million pounds of copper (which is equal to 1.6 million tonnes of copper), and probable reserves of 1,000 million tonnes grading 1.60g/t, representing 53 million ounces of gold and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper (which is equal to 4.0 million tonnes of copper). Conversions may not recalculate due to rounding.

d.

Estimates as of December 31, 2022, unless otherwise noted. Proven mineral reserves of 260 million tonnes grading 2.26g/t, representing 19 million ounces of gold and 390 million tonnes grading 0.40%, representing 3,500 million pounds of copper (which is equal to 1.6 million tonnes of copper), and probable reserves of 1,200 million tonnes grading 1.53g/t, representing 57 million ounces of gold and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper (which is equal to 4.0 million tonnes of copper). Conversions may not recalculate due to rounding.

e.

Estimates are as of December 31, 2023, unless otherwise noted. Proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold, and 320 million tonnes grading 0.41%, representing 1.3 million tonnes of copper. Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold, and 1,100 million tonnes grading 0.38%, representing 4.3 million tonnes of copper.

f.

Estimates are as of December 31, 2024, unless otherwise noted. Proven mineral reserves of 270 million tonnes grading 1.75g/t, representing 15 million ounces of gold, and 380 million tonnes grading 0.42%, representing 1.6 million tonnes of copper. Probable reserves of 2,500 million tonnes grading 0.90g/t, representing 74 million ounces of gold, and 3,600 million tonnes grading 0.46%, representing 17 million tonnes of copper.

Endnote 19

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2024, unless otherwise noted. Proven mineral reserves of 270 million tonnes grading 1.75g/t, representing 15 million ounces of gold, and 380 million tonnes grading 0.42%, representing 1.6 million tonnes of copper. Probable reserves of 2,500 million tonnes grading 0.90g/t, representing 74 million ounces of gold, and 3,600 million tonnes grading 0.46%, representing 17 million tonnes of copper. Measured resources of 450 million tonnes grading 1.68g/t, representing 24 million ounces of gold, and 600 million tonnes grading 0.38%, representing 2.3 million tonnes of

BARRICK YEAR-END 2024	28	PRESS RELEASE

copper. Indicated resources of 4,800 million tonnes grading 1.01g/t, representing 150 million ounces of gold, and 5,400 million tonnes grading 0.39%, representing 22 million tonnes of copper. Inferred resources of 1,400 million tonnes grading 0.9g/t, representing 41 million ounces of gold, and 1,300 million tonnes grading 0.3%, representing 3.9 million tonnes of copper. Totals may not appear to sum correctly due to rounding. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included on the following pages of this press release.

Endnote 20

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2023, unless otherwise noted. Proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold, and 320 million tonnes grading 0.41%, representing 1.3 million tonnes of copper. Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold, and 1,100 million tonnes grading 0.38%, representing 4.3 million tonnes of copper. Measured resources of 430 million tonnes grading 1.76g/t, representing 24 million ounces of gold, and 580 million tonnes grading 0.39%, representing 2.2 million tonnes of copper. Indicated resources of 4,800 million tonnes grading 1.00g/t, representing 150 million ounces of gold, and 4,900 million tonnes grading 0.39%, representing 19 million tonnes of copper. Inferred resources of 1,500 million tonnes grading 0.8g/t, representing 39 million ounces of gold, and 2,000 million tonnes grading 0.4%, representing 7.1 million tonnes of copper. Totals may not appear to sum correctly due to rounding. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release as of December 31, 2023, including tonnes, grades, and ounces, can be found on pages 33-45 of Barrick’s 2023 Annual Information Form / Form 40-F on file with the Canadian provincial securities regulators on SEDAR+ at www.sedarplus.ca and the Securities and Exchange Commission on EDGAR at www.sec.gov.

Endnote 21

A Tier One Gold Asset is an asset with a $1,400/oz reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset is an asset with a $3.00/lb reserve with potential for +5Mt contained copper in support of at least 20 years life, annual production of at least 200ktpa, with costs per pound in the lower half of the industry cost curve. Tier One Assets must be located in a world class geological district with potential for organic reserve growth and long-term geologically driven addition.

Endnote 22

Commodity	Proven and Probable Reserve Price Assumptions		Measured, Indicated and Inferred Resource Price Assumptions
	2023	2024	2023	2024

Gold	$1,300/oz [i]	$1,400/oz i, iii	$1,700/oz	$1,900/oz

Copperii	$3.00/lb ii	$3.00/lb ii,iii	$4.00/lb	$4.00/lb

Silver	$18.00/oz	$20.00/oz	$21.00/oz	$24.00/oz

i.	Except at Tongon and Hemlo Open Pit where gold mineral reserves for 2024 are based upon a price assumption of $1,650/oz.

ii.

Except at Zaldivar, where mineral reserves and resources are based on Antofagasta’s price assumptions. For mineral reserves, the copper price assumption used by Antofagasta is $3.80/lb for 2024 and was $3.50/lb for 2023. For mineral resources, the copper price assumption used by Antofagasta is $4.40/lb for 2024 and was $4.20/lb for 2023.

iii.

Except at Norte Abierto where mineral reserves for 2024 are reported by Newmont within a $1,200/oz, $2.75/lb copper and $22/oz Ag pit design, before application of updated 2023 project economics using escalated operating and capital costs resulting in Newmont guidance of $1,600/oz for gold, $4.00/lb for copper and $23/oz for silver for assumed mineral reserve commodity prices. Mineral resources for 2024 are reported by Newmont within a $1,400/oz, $3.25/lb copper and $20/oz Ag pit shell, before application of updated 2023 project economics using escalated operating and capital costs resulting in Newmont guidance of $1,600/oz for gold, $4.00/lb for copper and $23/oz for silver for assumed mineral resource commodity price.

Endnote 23

Attributable organic gold equivalent reserve $/oz additions are calculated from the cumulative net change in reserves from year-end 2019 using reserve prices for gold equivalent ounce (GEO) conversion as outlined in Endnote 18, divided by the total attributable Barrick group expenditure on exploration, reserve conversion and technical studies from preliminary economic assessment, pre-feasibility and feasibility during the same period.

Endnote 24

Fourmile financial metrics and production metrics are based upon preliminary economic assessment which is preliminary in nature because it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. The preliminary economic assessment for Fourmile is based upon $1,900/oz mineable stope optimizer. The assumptions outlined within the preliminary economic assessment have formed the basis for the ongoing study and are made by the qualified person. Fourmile is currently 100% owned by Barrick. As previously disclosed, Barrick anticipates Fourmile being contributed to the Nevada Gold Mines joint venture, at fair market value, if certain criteria are met.

BARRICK YEAR-END 2024	29	PRESS RELEASE

Endnote 25

A Technical Report on Lumwana will be prepared in accordance with Form 43-101F1 and filed on SEDAR+ within 45 days of Barrick’s press release dated as of February 6, 2025, entitled “Barrick Grows Gold and Copper Reserves Significantly, Setting It Apart From Peers as It Positions for Growth”. For further information with respect to the key assumptions, parameters and risks associated with Lumwana and other technical information, please refer to the Technical Report to be made available on SEDAR+ at www.sedarplus.ca. and EDGAR at www.sec.gov.

Endnote 26

A Technical Report on Reko Diq will be prepared in accordance with Form 43-101F1 and filed on SEDAR+ within 45 days of Barrick’s press release dated as of February 6, 2025, entitled “Barrick Grows Gold and Copper Reserves Significantly, Setting It Apart From Peers as It Positions for Growth”. For further information with respect to the key assumptions, parameters and risks associated with Reko Diq and other technical information, please refer to the Technical Report to be made available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Endnote 27

Fourmile mineral resources are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates as of December 31, 2023: Attributable Indicated resources of 1.5 million tonnes grading 10.04g/t representing 0.48 million ounces of gold. Inferred resources of 8.2 million tonnes grading 10.1g/t, representing 2.7 million ounces of gold. Estimates as of December 31, 2024: Attributable Indicated resources of 3.6 million tonnes grading 11.76g/t representing 1.4 million ounces of gold. Inferred resources of 14 million tonnes grading 14.1g/ t, representing 6.4 million ounces of gold. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included on the following pages of this press release.

Endnote 28

Includes Goldrush.

Endnote 29

As a result of the temporary suspension of operations at Loulo-Gounkoto, we have excluded Loulo-Gounkoto from our 2025 production guidance (refer to page 9 of Barrick’s Fourth Quarter and Year-End 2024 Report for more information). We expect to update our guidance to include Loulo-Gounkoto when we have greater certainty regarding the timing for the restart of operations.

Endnote 30

Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.

Endnote 31

Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total.

Endnote 32

Includes corporate administration costs.

BARRICK YEAR-END 2024	30	PRESS RELEASE

Mineral Reserves and Resources

Gold Mineral Reserves[1,2,3,5]

As at December 31, 2024	PROVEN[9]			PROBABLE[9]			TOTAL[9]
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0053	3.74	0.00064	—	—	—	0.0053	3.74	0.00064

Bulyanhulu underground	0.61	7.06	0.14	16	6.96	3.6	17	6.96	3.8

Bulyanhulu (84.00%) total	0.62	7.03	0.14	16	6.96	3.6	17	6.96	3.8

Jabal Sayid surface	0.14	0.66	0.0030	—	—	—	0.14	0.66	0.0030

Jabal Sayid underground	8.7	0.32	0.089	4.5	0.46	0.066	13	0.37	0.16

Jabal Sayid (50.00%) total	8.8	0.32	0.092	4.5	0.46	0.066	13	0.37	0.16

Kibali surface	6.4	2.00	0.41	17	2.17	1.2	24	2.13	1.6

Kibali underground	7.0	4.45	1.0	16	3.74	1.9	23	3.96	2.9

Kibali (45.00%) total	13	3.28	1.4	33	2.93	3.2	47	3.03	4.6

Loulo-Gounkoto surface[4]	11	2.43	0.83	15	3.30	1.6	26	2.95	2.5

Loulo-Gounkoto underground[4]	7.6	5.13	1.3	23	4.82	3.6	31	4.90	4.9

Loulo-Gounkoto (80.00%) total[4]	18	3.56	2.1	39	4.22	5.2	57	4.00	7.3

North Mara surface	5.3	3.90	0.66	25	1.51	1.2	30	1.92	1.9

North Mara underground	2.0	3.37	0.22	5.9	4.43	0.84	7.9	4.16	1.1

North Mara (84.00%) total	7.3	3.75	0.88	31	2.07	2.0	38	2.39	2.9

Tongon surface (89.70%)	3.2	2.10	0.21	4.8	2.63	0.40	8.0	2.41	0.62

AFRICA AND MIDDLE EAST TOTAL	52	2.91	4.8	130	3.52	15	180	3.35	19

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	0.65	2.4	480	0.59	9.2	600	0.60	12

Porgera surface	0.11	2.07	0.0076	7.2	2.88	0.67	7.3	2.87	0.68

Porgera underground	0.69	6.42	0.14	3.2	6.48	0.66	3.9	6.47	0.81

Porgera (24.50%) total	0.81	5.80	0.15	10	3.98	1.3	11	4.11	1.5

Pueblo Viejo surface (60.00%)	48	2.27	3.5	130	2.06	8.8	180	2.11	12

Reko Diq surface (50.00%)	—	—	—	1,400	0.28	13	1,400	0.28	13

Veladero surface (50.00%)	24	0.66	0.51	49	0.68	1.1	73	0.67	1.6

LATIN AMERICA AND ASIA PACIFIC TOTAL	190	1.09	6.6	2,100	0.49	33	2,300	0.54	40

NORTH AMERICA

Carlin surface	4.1	1.60	0.21	58	2.39	4.4	62	2.33	4.6

Carlin underground	0.050	6.17	0.010	20	7.69	4.8	20	7.69	4.8

Carlin (61.50%) total	4.1	1.66	0.22	77	3.73	9.3	82	3.62	9.5

Cortez surface	1.0	2.78	0.090	63	1.02	2.1	64	1.05	2.2

Cortez underground	—	—	—	28	6.78	6.1	28	6.78	6.1

Cortez (61.50%) total	1.0	2.78	0.090	91	2.79	8.2	92	2.79	8.3

Hemlo surface	—	—	—	25	0.93	0.75	25	0.93	0.75

Hemlo underground	0.29	3.84	0.036	6.2	4.30	0.86	6.5	4.28	0.90

Hemlo (100%) total	0.29	3.84	0.036	31	1.60	1.6	32	1.62	1.6

Phoenix surface (61.50%)	5.2	0.64	0.11	87	0.63	1.8	92	0.63	1.9

Turquoise Ridge surface	16	2.26	1.2	11	1.92	0.66	27	2.12	1.8

Turquoise Ridge underground	6.3	11.32	2.3	16	9.48	4.8	22	10.00	7.1

Turquoise Ridge (61.50%) total	22	4.82	3.4	27	6.42	5.5	49	5.69	8.9

NORTH AMERICA TOTAL	33	3.69	3.9	310	2.61	26	350	2.71	30

TOTAL	270	1.75	15	2,500	0.90	74	2,800	0.99	89

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2024	31	PRESS RELEASE

Copper Mineral Reserves[1,2,3,5]

As at December 31, 2024	PROVEN[9]			PROBABLE[9]			TOTAL[9]
Based on attributable tonnes	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mt)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mt)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mt)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0053	0.38	0.000020	—	—	—	0.0053	0.38	0.000020

Bulyanhulu underground	0.61	0.41	0.0025	16	0.35	0.057	17	0.35	0.060

Bulyanhulu (84.00%) total	0.62	0.41	0.0025	16	0.35	0.057	17	0.35	0.060

Jabal Sayid surface	0.14	2.68	0.0037				0.14	2.68	0.0037

Jabal Sayid underground	8.7	2.12	0.18	4.5	2.16	0.097	13	2.14	0.28

Jabal Sayid (50.00%) total	8.8	2.13	0.19	4.5	2.16	0.097	13	2.14	0.28

Lumwana surface (100%)	140	0.49	0.68	1,500	0.53	7.6	1,600	0.52	8.3

AFRICA AND MIDDLE EAST TOTAL	150	0.59	0.87	1,500	0.53	7.8	1,600	0.54	8.7

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	0.19	0.22	480	0.23	1.1	600	0.22	1.3

Reko Diq surface (50.00%)	—	—	—	1,500	0.48	7.3	1,500	0.48	7.3

Zaldívar surface (50.00%)	110	0.44	0.48	66	0.41	0.27	180	0.43	0.75

LATIN AMERICA AND ASIA PACIFIC TOTAL	220	0.31	0.70	2,100	0.42	8.6	2,300	0.41	9.4

NORTH AMERICA

Phoenix surface (61.50%)	6.9	0.16	0.011	110	0.18	0.20	120	0.18	0.21

NORTH AMERICA TOTAL	6.9	0.16	0.011	110	0.18	0.20	120	0.18	0.21

TOTAL	380	0.42	1.6	3,600	0.46	17	4,000	0.45	18

See “Mineral Reserves and Resources Endnotes”.

Silver Mineral Reserves[1,2,3,5]

As at December 31, 2024	PROVEN[9]			PROBABLE[9]			TOTAL[9]
Based on attributable ounces	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0053	7.29	0.0012	—	—	—	0.0053	7.29	0.0012

Bulyanhulu underground	0.61	6.98	0.14	16	5.51	2.9	17	5.56	3.0

Bulyanhulu (84.00%) total	0.62	6.98	0.14	16	5.51	2.9	17	5.56	3.0

AFRICA AND MIDDLE EAST TOTAL	0.62	6.98	0.14	16	5.51	2.9	17	5.56	3.0

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	1.91	7.0	480	1.43	22	600	1.52	29

Pueblo Viejo surface (60.00%)	48	12.44	19	130	12.69	54	180	12.62	73

Veladero surface (50.00%)	24	12.92	10.0	49	13.96	22	73	13.62	32

LATIN AMERICA AND ASIA PACIFIC TOTAL	190	6.04	36	670	4.60	98	850	4.92	130

NORTH AMERICA

Phoenix surface (61.50%)	5.2	7.87	1.3	87	7.78	22	92	7.78	23

NORTH AMERICA TOTAL	5.2	7.87	1.3	87	7.78	22	92	7.78	23

TOTAL	190	6.09	38	770	4.98	120	960	5.20	160

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2024	32	PRESS RELEASE

Gold Mineral Resources[1,3,5,6,7,8]

As at December 31, 2024	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED[10]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0053	3.74	0.00064	—	—	—	0.00064	—	—	—

Bulyanhulu underground	2.8	7.94	0.72	28	7.16	6.5	7.2	11	7.2	2.5

Bulyanhulu (84.00%) total	2.8	7.93	0.72	28	7.16	6.5	7.2	11	7.2	2.5

Jabal Sayid surface	0.14	0.66	0.0030	—	—	—	0.0030	—	—	—

Jabal Sayid underground	9.1	0.39	0.11	6.4	0.50	0.10	0.22	1.1	0.6	0.021

Jabal Sayid (50.00%) total	9.2	0.40	0.12	6.4	0.50	0.10	0.22	1.1	0.6	0.021

Kibali surface	9.5	2.14	0.65	26	2.17	1.8	2.5	8.2	2.2	0.58

Kibali underground	11	4.43	1.5	29	3.45	3.3	4.8	4.3	2.5	0.35

Kibali (45.00%) total	20	3.34	2.1	56	2.85	5.1	7.3	12	2.3	0.93

Loulo-Gounkoto surface[4]	12	2.41	0.95	19	3.34	2.1	3.0	2.8	2.4	0.22

Loulo-Gounkoto underground[4]	18	4.21	2.4	38	4.22	5.1	7.6	12	2.0	0.81

Loulo-Gounkoto (80.00%) total[4]	30	3.48	3.4	57	3.93	7.2	11	15	2.1	1.0

North Mara surface	7.8	3.19	0.80	36	1.60	1.9	2.7	2.0	1.6	0.10

North Mara underground	6.8	2.17	0.48	29	2.29	2.1	2.6	8.9	1.6	0.47

North Mara (84.00%) total	15	2.71	1.3	65	1.91	4.0	5.3	11	1.6	0.57

Tongon surface (89.70%)	3.8	2.24	0.28	4.8	2.71	0.42	0.70	1.5	2.3	0.11

AFRICA AND MIDDLE EAST TOTAL	81	3.05	7.9	220	3.34	23	31	52	3.1	5.2

LATIN AMERICA AND ASIA PACIFIC

Alturas surface (100%)	—	—	—	58	1.16	2.2	2.2	130	0.8	3.6

Norte Abierto surface (50.00%)	190	0.63	3.9	1,100	0.53	19	22	370	0.4	4.4

Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86

Porgera surface	—	—	—	28	2.35	2.1	2.1	17	1.7	0.94

Porgera underground	0.74	6.87	0.16	4.0	6.42	0.82	0.98	1.9	6.4	0.38

Porgera (24.50%) total	0.74	6.87	0.16	32	2.86	2.9	3.1	19	2.2	1.3

Pueblo Viejo surface (60.00%)	61	2.09	4.1	190	1.87	11	15	7.5	1.6	0.38

Reko Diq surface (50.00%)	—	—	—	1,800	0.25	15	15	640	0.2	3.9

Veladero surface (50.00%)	26	0.65	0.53	85	0.65	1.8	2.3	16	0.5	0.29

LATIN AMERICA AND ASIA PACIFIC TOTAL	320	1.08	11	3,700	0.60	70	81	1,200	0.4	15

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2024	33	PRESS RELEASE

Gold Mineral Resources[1,3,5,6,7,8]

As at December 31, 2024	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED[10]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)

NORTH AMERICA

Carlin surface	8.8	1.29	0.37	96	2.06	6.4	6.7	29	1.3	1.2

Carlin underground	0.086	8.55	0.024	33	7.92	8.5	8.6	19	7.3	4.5

Carlin (61.50%) total	8.9	1.36	0.39	130	3.57	15	15	48	3.7	5.7

Cortez surface	1.6	2.79	0.15	100	0.97	3.2	3.3	31	0.6	0.63

Cortez underground	—	—	—	39	6.30	8.0	8.0	15	5.6	2.8

Cortez (61.50%) total	1.6	2.79	0.15	140	2.45	11	11	46	2.3	3.4

Donlin surface (50.00%)	—	—	—	270	2.24	20	20	46	2.0	3.0

Fourmile underground (100%)	—	—	—	3.6	11.76	1.4	1.4	14	14.1	6.4

Hemlo surface	—	—	—	50	1.00	1.6	1.6	5.0	0.7	0.12

Hemlo underground	3.9	4.37	0.55	9.8	4.04	1.3	1.8	3.5	4.5	0.50

Hemlo (100%) total	3.9	4.37	0.55	60	1.49	2.9	3.4	8.5	2.3	0.62

Phoenix surface (61.50%)	5.2	0.64	0.11	240	0.49	3.9	4.0	16	0.4	0.19

Turquoise Ridge surface	16	2.22	1.2	29	1.69	1.6	2.7	14	1.1	0.51

Turquoise Ridge underground	6.6	12.01	2.5	18	9.91	5.8	8.4	3.7	8.5	1.0

Turquoise Ridge (61.50%) total	23	5.02	3.7	47	4.87	7.4	11	18	2.6	1.5

NORTH AMERICA TOTAL	43	3.58	4.9	900	2.12	61	66	200	3.3	21

TOTAL	450	1.68	24	4,800	1.01	150	180	1,400	0.9	41

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2024	34	PRESS RELEASE

Copper Mineral Resources[1,3,5,6,7,8]

As at December 31, 2024	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED[10]
	Tonnes	Grade	Contained Cu	Tonnes	Grade	Contained Cu	Contained Cu	Tonnes	Grade	Contained Cu

Based on attributable tonnes	(Mt)	(%)	(Mt)	(Mt)	(%)	(Mt)	(Mt)	(Mt)	(%)	(Mt)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0053	0.38	0.000020	—	—	—	0.000020	—	—	—

Bulyanhulu underground	2.8	0.37	0.010	28	0.36	0.10	0.11	11	0.3	0.036

Bulyanhulu (84.00%) total	2.8	0.37	0.010	28	0.36	0.10	0.11	11	0.3	0.036

Jabal Sayid surface	0.14	2.68	0.0037	—	—	—	0.0037	—	—	—

Jabal Sayid underground	9.1	2.49	0.23	6.4	2.23	0.14	0.37	1.1	0.5	0.0058

Jabal Sayid (50.00%) total	9.2	2.50	0.23	6.4	2.23	0.14	0.37	1.1	0.5	0.0058

Lumwana surface (100%)	170	0.45	0.77	1,800	0.50	9.2	10	230	0.4	0.91

AFRICA AND MIDDLE EAST TOTAL	190	0.55	1.0	1,900	0.51	9.4	10	240	0.4	0.95

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	170	0.21	0.36	1,000	0.21	2.2	2.5	360	0.2	0.66
Reko Diq surface (50.00%)	—	—	—	2,000	0.43	8.4	8.4	690	0.3	2.2

Zaldívar surface (50.00%)	240	0.39	0.94	290	0.36	1.0	2.0	15	0.3	0.048

LATIN AMERICA AND ASIA PACIFIC TOTAL	410	0.31	1.3	3,300	0.35	12	13	1,100	0.3	3.0
NORTH AMERICA

Phoenix surface (61.50%)	6.9	0.16	0.011	300	0.17	0.51	0.52	18	0.2	0.028

NORTH AMERICA TOTAL	6.9	0.16	0.011	300	0.17	0.51	0.52	18	0.2	0.028

TOTAL	600	0.38	2.3	5,400	0.39	22	24	1,300	0.3	3.9

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2024	35	PRESS RELEASE

Silver Mineral Resources[1,3,5,6,7,8]

As at December 31, 2024	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED[10]

		Ag	Contained		Ag	Contained			Ag	Contained
	Tonnes	Grade	Ag	Tonnes	Grade	Ag	Contained Ag	Tonnes	Grade	Ag

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0053	7.29	0.0012	—	—	—	0.0012	—	—	—

Bulyanhulu underground	2.8	6.87	0.62	28	5.56	5.1	5.7	11	5.7	2.0

Bulyanhulu (84.00%) total	2.8	6.87	0.62	28	5.56	5.1	5.7	11	5.7	2.0

AFRICA AND MIDDLE EAST TOTAL	2.8	6.87	0.62	28	5.56	5.1	5.7	11	5.7	2.0

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	190	1.62	10	1,100	1.23	43	53	370	1.0	11

Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8

Pueblo Viejo surface (60.00%)	61	11.47	22	190	11.22	68	91	7.5	6.8	1.6

Veladero surface (50.00%)	26	13.08	11	85	13.91	38	49	16	15.8	8.2

LATIN AMERICA AND ASIA PACIFIC TOTAL	320	11.81	120	1,700	14.36	810	930	410	2.3	30

NORTH AMERICA

Phoenix surface (61.50%)	5.2	7.87	1.3	240	6.40	50	52	16	4.2	2.2

NORTH AMERICA TOTAL	5.2	7.87	1.3	240	6.40	50	52	16	4.2	2.2

TOTAL	330	11.70	120	2,000	13.28	860	990	440	2.4	34

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2024	36	PRESS RELEASE

Summary Gold Mineral Reserves[1,2,3,5]
For the years ended December 31	2024				2023

Based on attributable ounces	Ownership %	Tonnes (Mt)	Grade[9] (g/t)	Ounces (Moz)	Ownership %	Tonnes (Mt)	Grade[9] (g/t)	Ounces (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	84.00%	0.0053	3.74	0.00064	84.00%	0.0088	5.89	0.0017

Bulyanhulu underground	84.00%	17	6.96	3.8	84.00%	18	6.05	3.4

Bulyanhulu Total	84.00%	17	6.96	3.8	84.00%	18	6.05	3.4

Jabal Sayid surface	50.00%	0.14	0.66	0.0030	50.00%	0.064	0.38	0.00078

Jabal Sayid underground	50.00%	13	0.37	0.16	50.00%	14	0.34	0.15

Jabal Sayid Total	50.00%	13	0.37	0.16	50.00%	14	0.34	0.15

Kibali surface	45.00%	24	2.13	1.6	45.00%	24	2.05	1.6

Kibali underground	45.00%	23	3.96	2.9	45.00%	24	4.10	3.1

Kibali Total	45.00%	47	3.03	4.6	45.00%	47	3.07	4.7

Loulo-Gounkoto surface[4]	80.00%	26	2.95	2.5	80.00%	24	2.84	2.1

Loulo-Gounkoto underground[4]	80.00%	31	4.90	4.9	80.00%	33	4.81	5.1

Loulo-Gounkoto Total[4]	80.00%	57	4.00	7.3	80.00%	57	3.99	7.2

North Mara surface	84.00%	30	1.92	1.9	84.00%	30	1.90	1.8

North Mara underground	84.00%	7.9	4.16	1.1	84.00%	9.3	3.60	1.1

North Mara Total	84.00%	38	2.39	2.9	84.00%	39	2.30	2.9

Tongon surface	89.70%	8.0	2.41	0.62	89.70%	5.5	1.98	0.35

AFRICA AND MIDDLE EAST TOTAL		180	3.35	19		180	3.24	19

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface	50.00%	600	0.60	12	50.00%	600	0.60	12

Porgera surface	24.50%	7.3	2.87	0.68	24.50%	5.0	3.55	0.57

Porgera underground	24.50%	3.9	6.47	0.81	24.50%	2.9	6.96	0.65

Porgera Total	24.50%	11	4.11	1.5	24.50%	7.9	4.81	1.2

Pueblo Viejo surface	60.00%	180	2.11	12	60.00%	170	2.14	12

Reko Diq surface	50.00%	1,400	0.28	13	50.00%	—	—	—

Veladero surface	50.00%	73	0.67	1.6	50.00%	89	0.70	2.0

LATIN AMERICA AND ASIA PACIFIC TOTAL		2,300	0.54	40		870	0.96	27

NORTH AMERICA

Carlin surface	61.50%	62	2.33	4.6	61.50%	65	2.39	5.0

Carlin underground	61.50%	20	7.69	4.8	61.50%	17	8.34	4.6

Carlin Total	61.50%	82	3.62	9.5	61.50%	82	3.64	9.7

Cortez surface	61.50%	64	1.05	2.2	61.50%	110	0.82	2.8

Cortez underground	61.50%	28	6.78	6.1	61.50%	27	7.27	6.3

Cortez Total	61.50%	92	2.79	8.3	61.50%	130	2.13	9.0

Hemlo surface	100%	25	0.93	0.75	100%	27	0.97	0.84

Hemlo underground	100%	6.5	4.28	0.90	100%	6.8	4.12	0.90

Hemlo Total	100%	32	1.62	1.6	100%	34	1.60	1.7

Phoenix surface	61.50%	92	0.63	1.9	61.50%	100	0.58	1.9

Turquoise Ridge surface	61.50%	27	2.12	1.8	61.50%	22	2.36	1.7

Turquoise Ridge underground	61.50%	22	10.00	7.1	61.50%	20	10.66	6.9

Turquoise Ridge Total	61.50%	49	5.69	8.9	61.50%	43	6.29	8.6

NORTH AMERICA TOTAL		350	2.71	30		390	2.45	31

TOTAL		2,800	0.99	89		1,400	1.65	77

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2024	37	PRESS RELEASE

Summary Copper Mineral Reserves[1,2,3,5]
For the years ended December 31	2024				2023

Based on attributable ounces	Ownership %	Tonnes (Mt)	Cu Grade[9] (%)	Contained Tonnes (Mt)	Ownership %	Tonnes (Mt)	Cu Grade[9] (%)	Contained Tonnes (Mt)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	84.00%	0.0053	0.38	0.000020	84.00%	0.0088	0.29	0.000026

Bulyanhulu underground	84.00%	17	0.35	0.060	84.00%	18	0.36	0.063

Bulyanhulu Total	84.00%	17	0.35	0.060	84.00%	18	0.36	0.063

Jabal Sayid surface	50.00%	0.14	2.68	0.0037	50.00%	0.064	2.63	0.0017

Jabal Sayid underground	50.00%	13	2.14	0.28	50.00%	14	2.22	0.30

Jabal Sayid Total	50.00%	13	2.14	0.28	50.00%	14	2.23	0.30

Lumwana surface	100%	1,600	0.52	8.3	100%	510	0.58	3.0

AFRICA AND MIDDLE EAST TOTAL		1,600	0.54	8.7		540	0.62	3.3

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	50.00%	600	0.22	1.3	50.00%	600	0.22	1.3

Reko Diq surface (50.00%)	50.00%	1,500	0.48	7.3	50.00%	—	—	—

Zaldívar surface (50.00%)	50.00%	180	0.43	0.75	50.00%	180	0.42	0.74

LATIN AMERICA AND ASIA PACIFIC TOTAL		2,300	0.41	9.4		780	0.26	2.0

NORTH AMERICA

Phoenix surface	61.50%	120	0.18	0.21	61.50%	140	0.17	0.23

NORTH AMERICA TOTAL		120	0.18	0.21		140	0.17	0.23

TOTAL		4,000	0.45	18		1,500	0.39	5.6

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2024	38	PRESS RELEASE

Mineral Reserves and Resources Endnotes

1.

Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2024 (unless otherwise noted) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum definitions, as required by NI 43-101. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Peter Jones, MAIG, Manager Resource Geology – Latin America & Asia Pacific; and Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive. For 2024, reserves have been estimated based on an assumed gold price of US$1,400 per ounce, an assumed silver price of US$20.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Tongon, and Hemlo open pit, both where mineral reserves for 2024 were estimated using $1,650/oz; at Zaldívar, where mineral reserves for 2024 were calculated using Antofagasta guidance and an updated assumed copper price of US$3.80 per pound; and at Norte Abierto where mineral reserves are reported by Newmont within a $1,200/oz gold, $2.75/lb copper and $22/oz silver pit design, before application of updated 2023 project economics using escalated operating and capital costs resulting in Newmont guidance of $1,600/oz for gold, $4.00/lb for copper and $23/oz for silver for assumed mineral reserve commodity prices. For 2023, reserves have been estimated based on an assumed gold price of US$1,300 per ounce, an assumed silver price of US$18.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Tongon, where mineral reserves for 2023 were calculated using $1,500/oz; Hemlo, where mineral reserves for 2023 were calculated using $1,400/oz; and at Zaldívar, where mineral reserves for 2023 were calculated using Antofagasta guidance and an updated assumed copper price of US$3.50 per pound. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2024 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.

2.

In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

3.	All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu tonnes are reported to the second significant digit.

4.

Mineral resources and mineral reserves for the Loulo-Gounkoto Complex have been estimated under the 1991 Malian Mining Code and the Loulo and Gounkoto Mining Conventions under which the Complex has operated to date. Any update to applicable terms as a result of ongoing engagements with the Government of Mali will be incorporated after a definitive agreement is reached. For additional information see page 9 of Barrick’s Fourth Quarter and Year End Report 2024.

5.

2024 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as gold, copper and silver mineral resources and mineral reserves.

6.

For 2024, mineral resources have been estimated based on an assumed gold price of US$1,900 per ounce, an assumed silver price of US$24.00 per ounce, and an assumed copper price of US$4.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except Zaldívar, where mineral resources for 2024 were estimated using Antofagasta guidance and an assumed copper price of US$4.40 per pound, and Norte Abierto, where mineral resources are reported by Newmont within a $1,400/oz gold, $3.25/ lb copper and $20/oz silver pit shell, before application of updated 2023 project economics using escalated operating and capital costs resulting in Newmont guidance and an assumed price of $1,600/oz for gold, $4.00/lb for copper and $23/oz for silver for assumed mineral resource commodity price. For 2023, mineral resources were estimated based on an assumed gold price of US$1,700 per ounce, an assumed silver price of US$21.00 per ounce, and an assumed copper price of US$4.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral resources for 2023 were calculated using Antofagasta guidance and an assumed copper price of US$4.20.

7.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

8.	Mineral resources are reported inclusive of mineral reserves.

9.	All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places.

10.	All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place.

BARRICK YEAR-END 2024	39	PRESS RELEASE

Shares Listed

GOLD The New York Stock Exchange

ABX   The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company

301 – 100 Adelaide Street West

Toronto, Ontario M5H 4H1

Canada

or

Equiniti Trust Company, LLC

6201 – 15th Avenue

Brooklyn, New York 11219

USA

Telephone: 1 800 387 0825

Fax: 1 888 249 6189

Email: shareholderinquires@tmx.com

Website: www.tsxtrust.com

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861 9911

Email: investor@barrick.com

Website: www.barrick.com

Enquiries

Investor and Media Relations

Kathy du Plessis

+44 207 557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “strategy”, “target”, “plan”, “commitment” “opportunities”, “guidance”, “project”, “progress”, “expand”, “invest”, “continue”, “progress”, “develop”, “on track”, “ongoing”, “estimate”, “growth”, “potential”, “future”, “extend”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance and our five and ten-year production profiles for gold and copper; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; the potential for Lumwana to become a Tier One asset and a top 25 copper asset; the potential for Fourmile to become a Tier One asset and world-class gold deposit; anticipated timing for commencement of the pre-feasibility study and development of the Bullion Hill access portal at Fourmile; anticipated increases in mine production capacity as a result of the Lumwana Super Pit expansion; expected financial performance of the Lumwana Super Pit expansion and the Reko Diq project, including forecasted cash flow, capital expenditures, and internal rates of return; timing for construction at Reko Diq and Lumwana and anticipated timing for first production at Reko Diq; mine life and production rates, including anticipated production growth from Barrick’s organic project pipeline; Barrick’s global exploration strategy and planned exploration activities; Barrick’s copper strategy; our plans, and expected timing, completion and benefits of our growth projects; potential mineralization and metal or mineral recoveries; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations, economic contributions and education, employment and procurement initiatives, climate change and biodiversity initiatives; Barrick’s talent management strategy; Barrick’s performance dividend policy and share buyback program; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the status of value added tax refunds received in Chile in connection with the Pascua-Lama Project; expropriation or nationalization of property and political or economic developments in Canada, the United States, Mali or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to greenhouse gas (“GHG”) emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified timeframes; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/ Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.